Form 10KSB40, Exhibit 13
period 2000-12-31
FPB FINANCIAL CORP
filed 2001-03-30
CIK 1081049

FPB FINANCIAL CORP.
ANNUAL REPORT

CONTENTS

FPB FINANCIAL CORP
Post Office Box 99 - Hammond, Louisiana 70404
Phone (504) 345-1880       Fax (504) 345-1586

To Our Shareholders:

        With the completion of our first full year as a public company, we are pleased to present this annual report to the shareholders of FPB Financial Corp.

        Our subsidiary, Florida Parishes Bank, which has operated continuously for 78 years, experienced record earnings and continued growth in 2000. Total assets increased by 15% over 1999 ending the year in excess of $60 million. Similar increases were recorded in loans, deposits, investments securities and shareholder equity.

        Additionally, we incorporated FPB Insurance & Investments, Inc. as a subsidiary of the Bank in the fourth quarter of 2000 and began offering mutual funds and tax deferred annuities in January of this year. The market for these products as well as the financial services sector should improve in 2001 if predicted interest rate and tax cuts materialize. These factors, combined with our market area, which includes some of the fastest growing communities in Louisiana, should assist our daily efforts to increase earnings and shareholder value.

        We look forward to the future with confidence and optimism and appreciate the support and loyalty of our customers, employees, and shareholders. As shareholders, please encourage your friends, neighbors, and business associates to invest and bank with us. We all prosper from expanded relationships.

        We are pleased to present this report for your review and invite you to attend the annual shareholders meeting on April 25, 2001.

Sincerely,
/s/ Fritz W. Anderson, II Fritz W. Anderson II President & CEO

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,
	2000	1999	1998	1997
	(Dollars In Thousands Except Per Share Data)
Selected Financial
Condition and Other Data:
Total assets	$61,442	$52,472	$41,058	$33,260
Cash and cash equivalents(1)	3,436	4,784	2,351	4,236
Securities available for sale	8,579	4,001	993	1,000
Securites held to maturity	1,766	2,166	2,924	4,184
Loans receivable, net	46,595	40,789	34,152	23,292
Deposits	46,047	39,454	34,065	29,295
FHLB advances	8,200	6,200	3,200	400
Total stockholders' equity	6,779	6,605	3,570	3,330
Full service offices	1	1	1	1
Earnings Per Share	1.17	1.14	NA	NA
Book Value Per Share	20.63	19.94	NA	NA
Dividends Paid Per Share	.225	.10	NA	NA

	Year Ended December 31,
	2000	1999	1998	1997
	(Dollars In Thousands)
Selected Operating Data:
Total interest income	$4,181	$ 3,344	$ 2,745	$ 2,283
Total interest expense	$2,625	1,969	1,671	1,420
Net interest income	1,556	1,375	1,074	863
Provision for loan losses	--	--	81	6
Net interest income after provision
for losses	1,556	1,375	993	857
Noninterest income	116	55	29	11
Noninterest expenses	1,137	899	663	524
Income before income taxes	535	531	359	337
Income tax expense	184	182	123	123
Net income	$ 351	$ 349	$ 236	$ 214

(Footnotes on next page)

CONSOLIDATED FINANCIAL RATIOS

Year Ended December 31,
2000	1999	1998	1997

Selected Ratios(2)
Return on average assets (net income
divided by average total assets)......................	.61%	.74%	.64%	.70%

Return on average equity (net income
divided by average equity).............................	5.25	6.73	6.77	6.62

Average equity to average assets.......................	11.67	10.97	9.51	10.52

Equity to assets at end of period........................	11.03	12.60	8.70	10.04

Interest rate spread (average yield on assets
minus average rate on liabilities)....................	2.09	2.36	2.43	2.30

Net interest margin (net interest income
divided by average interest-earning assets)....	2.79	2.94	2.94	2.84

Ratio of average interest-earning assets
to average interest-bearing liabilities..............	114.70	113.97	111.03	111.38

Ratio of noninterest expense to average
total assets.......................................................	1.98	1.91	1.81	1.70

Efficiency ratio (noninterest expense
divided by total of net interest income
and noninterest income)..................................	67.97	62.84	60.11	60.44

Allowance for loan losses to total
non-accruing loans..........................................	109.00	97.70	84.23	50.61

Net interest income after provision
for loan losses to total
noninterest expenses........................................	136.94	152.98	151.12	163.48

Nonperforming assets to total assets at
end of period....................................................	.25	.34	.49	.53

Nonperforming loans to total loans at
end of period....................................................	.33	.43	.59	.75

(1) Includes cash and due from banks as well as interest-earning deposits in other institutions.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

        FPB Financial Corp. (the "Company") is a Louisiana bank holding company located in Hammond, Louisiana. The Company's primary business is conducted through its wholly-owned subsidiary, Florida Parishes Bank (the "Bank").

General

        Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank ("FHLB") of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on our noninterest income, provision for loan losses, noninterest expense and income taxes. Net interest income after provision for loan losses exceeded total noninterest expense by $419,000 in 2000 and $476,000 in 1999. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expenses, data processing, professional fees, advertising, deposit insurance premiums, and miscellaneous other expenses. We had net income of $351,000 in 2000 and $349,000 in 1999.

        Our operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

        References in this document to the Company include the Bank, unless the context otherwise requires. References to "we," "our," "us" and similar expressions include the Company and the Bank.

Our Forward-Looking Statements Are Subject to Change

        We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Our Exposure to Changes in Interest Rates

        Our ability to maintain net interest income depends upon having a higher yield on our assets than the rates we pay on our deposits and borrowings. Since many of our mortgage loans have fixed interest rates, our ability to maintain a positive interest rate spread can be adversely affected when the rates we pay on deposits and borrowings are increasing.

        Quantitative Analysis. We monitor and evaluate the potential impact of interest rate changes upon the market value of the Bank's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. We use the quarterly reports from the Office of Thrift Supervision ("OTS") which show the impact of changing interest rates on our net portfolio value ("NPV"). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of NPV exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in the Bank's NPV declining by more than 2% of the estimated market value of the Bank's assets as of December 31, 2000, the Bank would have been subject to a capital deduction of $97,000 as of December 31, 2000 if the regulation had been effective as of such date.

        The following table presents the Bank's NPV as of December 31, 2000, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value Amount $ Change % Change			NPV as % of Portfolio Value of Assets	Change in NPV as % of Portfolio Value of Assets(1)
	(Dollars in Thousands)
300bp	$3,404	$(2,144)	(37)%	5.93%	(3.5)%
200bp	4,128	(1,420)	(24)	7.03	(2.3)
100bp	4,831	(717)	(13)	8.06	(1.2)
0	5,548	--	--	9.06	--
(100)bp	6,031	483	9	9.67	.8
(200)bp	6,062	513	9	9.62	.8
(300)bp	6,091	543	10	9.57	.9

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

         As shown by the table above, increases in interest rates will result in declines in the Bank's net portfolio value based on OTS calculations as of December 31, 2000, primarily due to the Bank's significant holdings of long-term fixed-rate loans.

         Qualitative Analysis. Of our total loan portfolio at December 31, 2000, $44.8 million, or 96.1%, have fixed interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining, since these loans have yields that exceed our cost of funds. However, when interest rates increase as they have in recent years, we have to pay more on our deposits and new borrowings, which adversely affects our interest rate spread. We attempt to minimize our risk to increasing interest rates as follows:

1.  Originating primarily fixed-rate mortgages with terms of 10 to 20 years;
2.  Originating three- to five-year balloon mortgages;
3.  Increasing our originations of consumer loans;
4.  Using fixed-rate, long-term borrowings to fund a portion of our fixed-rate assets;
5.  Increasing the amount of deposits in transaction accounts; and
6.  Purchasing short-term adjustable-rate securities.

        At December 31, 2000, our total loan portfolio includes (a) fixed-rate mortgages with terms of 10 to 30 years amounting to $32.1 million, or 68.9% of the portfolio, (b) three- to five-year balloon mortgages amounting to $4.6 million, or 9.9% of the portfolio, and (c) consumer loans amounting to $4.1 million, or 8.7% of the portfolio.

These loans totalled $40.8 million, or 86.6% of the total loan portfolio at December 31, 2000. Our consumer loans typically have higher interest rates than our real estate loans.

        FHLB advances with original maturities in excess of five years were $8.2 million, or 13.4% of total assets at December 31, 2000. We expect to increase our long-term FHLB advances in the current interest rate environment. Deposits in transaction accounts were $11.5 million, or 18.7% of total assets at December 31, 2000. Our transaction accounts generally have lower rates than our certificates of deposit and are considered a more stable source of funds than certificates of deposit.

        Our adjustable-rate securities at December 31, 2000 consisted of $1.8 million of mortgage-backed securities and a $1.0 million investment in a mutual fund which invests in adjustable-rate mortgages. A portion of the mutual fund's investments are in mortgage-backed securities that were privately issued and that are not insured or guaranteed by a federal agency. As a result, these investments by the mutual fund involve higher risk than the mortgage-backed securities owned directly by us.

        In addition, we had $1.8 million of adjustable-rate mortgages at December 31, 2000, representing 3.9% of the total loan portfolio and 2.9% of total assets. However, the Bank has not originated any new adjustable-rate mortgages in the last several years, as the borrowers in our market area prefer fixed-rate mortgages in the current interest rate environment.

Changes in Financial Condition

        Assets. Our total assets increased by $8.9 million, or 17.0%, to $61.4 million at December 31, 2000 from $52.5 million at December 31, 1999. The increase was primarily due to a $5.8 million, or 14.2%, increase in the net loan portfolio, as one- to four-family residential loans increased by $1.5 million, or 4.1%, and consumer loans increased by $1.5 million, or 60.0%, in 2000. Residential and consumer loans are the main lending products being emphasized by the Bank, and these loans accounted for over 70% of total loan originations in 2000 and over 90% in 1999. Total loan originations increased in both 2000 and 1999 due to the Bank's emphasis on growth and the favorable economic environment for the Bank's lending products.

        Construction, commercial real estate and land loans increased in 2000. These loan categories aggregated $4.8 million, or 10.3%, of the total loan portfolio at December 31, 2000, compared to $2.9 million, or 6.9%, of the total loan portfolio at December 31, 1999. The net loan portfolio amounted to $46.6 million, or 75.9% of total assets at December 31, 2000, and we expect continued growth in the loan portfolio in 2001.

        Mortgage-backed securities amounted to $1.8 million, or 2.9% of total assets at December 31, 2000, compared to $2.2 million at December 31, 1999. All of our mortgage-backed securities are guaranteed by the Government National Mortgage Association. Mortgage-backed securities increase the quality of our assets by virtue of the guarantees that support them. In addition, mortgage-backed securities require fewer personnel and overhead costs than individual residential mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations. However, mortgage-backed securities typically yield less than individual residential mortgage loans.

        Non-accruing loans totalled $156,000 and $174,000 at December 31, 2000 and 1999, respectively, or .33% and .40% of the total loan portfolio at such dates. All of the non-accruing loans at December 31, 2000 and 1999 consisted of one- to four-family residential loans. We had no real estate owned or troubled debt restructurings at such dates. At December 31, 2000, our allowance for loan losses amounted to $170,000, or .36% of the total loan portfolio and 109.0% of total non-accruing loans.

Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $3.4 million, or 5.5% of total assets at December 31, 2000, compared to $4.8 million at December 31, 1999. The decrease as of December 31, 2000 was due to increased purchases of investment securities and an increased loan portfolio. The Bank's regulatory liquidity ratio amounted to 30.5% at December 31, 2000.

        Deposits. Our deposits increased by $6.6 million, or 16.7% in 2000 over 1999. The increase was due to increases in transaction accounts of $1.9 million or 19.8% in 2000. Certificates of deposit increased $4.7 million, or 15.7%. Total transaction accounts were $11.5 million, or 25.0% of total deposits, at December 31, 2000, compared to $9.6 million, or 24.3% of total deposits, at December 31, 1999. At December 31, 2000, $27.8 million, or 80.6%, of the total certificates of deposit mature in one year or less, and $7.5 million, or 21.7%, of the total certificates of deposit had balances of $100,000 or more. The Bank believes that it can adjust the interest rates offered on certificates of deposit to retain such funds to the extent desired and that it has adequate resources to fund withdrawals.

        Borrowings. FHLB advances increased from $6.2 million at December 31, 1999 to $8.2 million at December 31, 2000. This significant increase resulted from total assets increasing faster than total deposits. We anticipate that borrowings will continue to increase as deposit growth may not be sufficient to fund increases in total assets.

        Total Equity. Our total equity increased by $174,000, or 2.6%, in 2000 and amounted to $6.8 million, or 11.1% of total assets at December 31, 2000. The increase was due to $351,000 of net income which was partially offset by dividends of $74,000, stock repurchases of $28,000, $137,000 for the Management Recognition Plan, and a small unrealized gain on securities available for sale, net of applicable deferred income tax. The unrealized gain was added to total equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Results of Operations

        Net Income. Our net income increased by $2,000, or .6%, in 2000 over 1999. The increase in 2000 was primarily due to a $181,000, or 13.2%, increase in net interest income and $61,000, or 108.6%, increase in noninterest income which was partially offset by increases of $238,000, or 26.4%, in total noninterest expense. Net provision for loan loss in 2000 was 1999 were $0.

        Our net interest income is determined by our average interest rate spread (i.e., the difference between the average yields earned on our interest-earning assets and the average rates paid on our deposits and borrowings), the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch in the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

        The higher net interest income in 2000 was primarily due to a favorable local economy which enabled us to increase our loan portfolio, although our average interest rate spread declined. Market interest rates increased in 2000. While the average yields on each category of interest-earning assets increased, the average rates paid on deposits and borrowings increased at a faster rate. The interest rate environment increased the demand for loans in 2000, which resulted in a $5.8 million increase in the average loan portfolio. The increase in the loan portfolio did not exceed the combined increase of $5.1 million in average deposits and $2.7 million in average borrowings.

        Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest income from our average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. We do not believe that the monthly averages differ significantly from what the daily averages would be.

	2000			1999
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars In Thousands)
Interest-earning assets:
Loans receivable(2)	$44,097	$3,363	7.63%	$38,319	$2,872	7.49%
Mortgage-backed securities	1,978	130	6.57	2,498	155	6.20
Investment securities(3)	8,142	557	6.84	1,849	100	5.40
Interest-earning deposits	1,673	131	7.83	3,980	217	5.45
Total interest-earning assets	55,890	4,181	7.48	46,646	3,344	7.17
Noninterest-earning assets	1,502			737
Total assets	$57,392			$47,383

Interest-bearing liabilities:
Deposits	$41,219	2,170	5.26	$36,133	1,694	4.68
FHLB advances	7,508	454	6.05	4,792	275	5.73
Total interest-bearing liabilities	48,727	2,625	5.39	40,925	1,969	4.81
Noninterest-bearing liabilities	1,967			1,015
Total liabilities	50,694			41,940
Stockholders' equity	6,698			5,196

Total liabilities and stockholders' equity	$57,392			$47,136

Net interest income; average interest rate spread		$1,556	2.09%		$1,375	2.36%

Net interest margin(4)			2.79%			2.94%

Average interest-earning assets to average interest-bearing liabilities			114.70%			113.97%

(1)      At December 31, 2000, the weighted average yields earned and rates paid were as follows: loans receivable, 7.61%; mortgage-backed securities, 7.43%; investment securities, 6.52%; interest-earning deposits, 6.34%, total interest-earning assets, 7.40%; deposits, 5.55%; FHLB advances, 6.10%; total interest-bearing liabilities, 5.63%; and average interest rate spread, 1.77%.
(2)      Includes non-accruing loans.
(3)      Includes FHLB stock.
(4)      Equals net interest income divided by average interest-earning assets.

        Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (a) changes in volume (change in volume multiplied by prior year rate), and (b) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2000 vs. 1999
	Increase(Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans receivable	$ 54	$ 437	$ 491
Mortgage-backed securities	9	(34)	(25)
Investment securities(1)	27	430	457
Interest-earning deposits	40	(126)	(86)
Total interest-earning assets	130	707	837

Interest-bearing liabilities:
Deposits	210	266	476
FHLB advances	15	164	179
Total interest-bearing liabilities	225	430	655

Increase in net interest income	$ (95)	$ 277	$ 182

______________

(1)      Includes FHLB stock.

        Interest Income. Interest and fees on loans increased by $491,000, or 17.1%, in 2000 over 1999. The increase was due to an increase in the average loan portfolio of $5.8 million, or 14.2%, in 2000. The increase in the average balance was primarily due to increases in one- to four-family residential loans, second mortgage loans and commercial real estate loans. The increase in the average loan portfolio resulted from an increase in loan personnel, increased advertising and favorable market conditions for the loans offered by the Bank. The rate environment resulted in an increase in the average loan yield to 7.63% in 2000 from 7.49% in 1999.

        Interest on mortgage-backed securities decreased by $25,000, or 16.1%, in 2000 from 1999. The decrease was due to a decline of $520,000, or 20.8%, in the average balance and partially offset by an increase in the average yield to 6.57% in 2000 from 6.20% in 1999. Mortgage-backed securities have declined in recent years due to normal repayments and prepayments. We did not purchase any mortgage-backed securities in 2000 or 1999. We expect our mortgage-backed securities portfolio to continue to decline, as the Bank is emphasizing the origination of loans.

        Interest and dividends on investment securities, which consist of U.S. Government agency securities, FHLB stock, Homestead Bancorp stock and mutual funds at December 31, 2000, increased by $457,000, or 457.0%, in 2000 over 1999. The mutual funds invest in adjustable-rate mortgages and U.S. equities. The increase was due to an increase of $6.3 million, or 350.0%, in the average balance, as we invested $4.5 million in agency securities in 2000. The higher average balance in 2000 combined with the increase in the average yield to 6.84% in 2000 from 5.40% in 1999 contributed to the significant increase in 2000.

        Interest on interest-earning deposits in other institutions decreased by $86,000, or 39.6% in 2000 from 1999. The decrease was due to a decrease of $2.3 million, or 57.4%, in the average balance in 2000, as the Bank invested in loans and investment securities in 2000. The lower average balance was partially offset by an increase in the average yield to 7.83% in 2000 from 5.45% in 1999.

        Total interest income increased by $837,000, or 25.0%, in 2000 over 1999. The increase was primarily due to an increase in the average loan portfolio and investment securities. In addition, because the average yields on loans, mortgage-backed securities, investment securities and interest-earning deposits each increased in 2000, the average yield on total interest-earning assets increased in 2000 to 7.48% from 7.17% in 1999.

        Interest Expense. Interest on deposits increased by $476,000, or 28.1% in 2000 over 1999. The increase was due to a $5.1 million, or 14.1%, increase in average deposits in 2000, and due to an increase in the average rate paid to 5.26% in 2000 from 4.68% in 1999. The average balance of each type of deposits, including transaction accounts and certificates of deposit, increased in 2000, and the average rate paid on each type of deposits increased in 2000 from 1999. While transaction accounts increased in 2000, certificates of deposit represent over 70% of total deposits at December 31, 2000. At December 31, 2000, $27.8 million, or 80.6%, of the Bank's total certificates of deposit are due in one year or less. Based upon historical experience, the Bank expects to retain a significant portion of these deposits. Noninterest-bearing checking accounts amounted to $1.3 million, or 2.8% of total deposits at December 31, 2000, compared to $951,000, or 2.4% of total deposits at December 31, 1999.

        FHLB advances totalled $8.2 million at December 31, 2000 compared to $6.2 million at December 31, 1999. The Bank increased its FHLB advances in 2000 both to fund increased loan demand and to help minimize its interest rate risk. All of the FHLB advances are fixed-rate, long-term borrowings with original maturities in excess of five years on a weighted average basis. The Bank believes that the term of its FHLB advances approximates the average life of many of its fixed-rate loans, and the Bank expects to further increase its long-term FHLB advances in the prevailing interest rate environment. Interest on FHLB advances was $454,000 in 2000 compared to $275,000 in 1999.

        Total interest expense increased by $655,000, or 33.3%, in 2000 over 1999, as the average balance of total interest-bearing liabilities increased by $7.8 million, or 19.1%, in 2000. The higher average balance and an increase in the average rate paid to 5.39% in 2000 from 4.81% in 1999 was responsible for the increase in 2000.

        Net Interest Income. Net interest income increased by $182,000, or 13.2%, in 2000 over 1999, primarily due to an increase in net average interest-earning assets of $1.4 million, or 24.6%, in 2000 over 1999. In addition, the average interest rate spread decreased to 2.09% in 2000 from 2.36% in 1999. The decreased spread was due to a slight increase in the average yield on interest-earning assets offset by a higher increase in the average rate paid on interest-bearing liabilities.

        Provision for Loan Losses. Our provisions for loan losses were $-0- in 2000 and 1999. The allowance for loan losses amounted to $170,000 at December 31, 2000, representing .36% of the total loan portfolio and 109.0% of total non-accruing loans on that date. At December 31, 1999, the allowance for loan losses was $170,000, or .4% of the total loan portfolio and 97.7% of total non-accruing loans. During 2000, construction, commercial real estate and land loans increased by an aggregate of $1.9 million, or 65.5%. Because these loans involve more risk than one- to four-family residential loans, $90,000 of the allowance was allocated to these three types of loans at December 31, 2000, compared to $80,000 at December 31, 1999.

        One- to four-family residential loans increased by $1.5 million, or 4.1%, in 2000, and total non-accruing one- to four-family residential loans decreased by $18,000, or 10.3%, from December 31, 1999 to December 31,

2000. We did not experience any loan charge-offs or recoveries in 2000 or 1999, which management believes is primarily due to its conservative underwriting standards and the favorable economy in its local market area.

        Noninterest Income. The Bank earns insurance commissions on the sale of credit life and mortgage life insurance. The Bank acts as an agent for two different insurance companies. Insurance commissions were $7,400 in 2000 and $5,100 in 1999.

        Service charges on deposits increased to $14,500 in 2000 from $9,300 in 1999, primarily due to an increase in transaction accounts.

        Other miscellaneous income, which primarily consists of fees for certified checks, non sufficient funds, travelers' checks, stop payment orders, and late charges on loans, increased by $54,000, or 174.2%, in 2000 over 1999.

        Total noninterest income increased by $60,000, or 109.1%, in 2000 over 1999, primarily due to the increase in service charges on deposit accounts and non sufficient fund fees.

        Noninterest Expense. Compensation and benefits increased by $102,000, or 19.6%, in 2000 over 1999. The primary reason for the increase was the hiring of additional staff. To a lesser extent, the increase in 2000 was also due to normal salary increases, $25,000 of ESOP expenses, $12,000 of Management Recognition Plan expenses and to several staff members reaching their one-year anniversary and becoming eligible to participate in the Bank's incentive bonus plan.

        Data processing expense increased by $11,000, or 14.9%, in 2000 over 1999 primarily due to the costs of servicing a larger more transaction oriented customer base. To a lesser extent, some new software was purchased and expensed in 1999. Professional fees increased in 1999 by $26,000, or 60.5%, primarily due to increased legal and accounting fees as a result of being a public company and preparing and filing various public reports.

        Advertising expense increased by $19,000, or 54.3%, in 2000 over 1999, as the Bank advertised various lending and deposit products.

       The Bank incurred $46,000 of State of Louisiana shares tax for 2000. The Bank was not subject to this tax in 1999.

        Deposit insurance premiums decreased by $12,000, or 57.1%, in 2000 over 1999. The decrease in 2000 was due to a decrease in the insurance rate charged to the Bank.

        Other noninterest expense, which includes examination fees, office supplies, telephone, postage, printing and other miscellaneous expenses, increased by $47,000, or 32.4%, in 2000 over 1999. This expense increased due to fees paid to our transfer agent and registrar for our first annual shareholders meeting and other miscellaneous costs associated with being a public company.

        Total noninterest expense increased by $237,000, or 26.4%, in 2000 over 1999, due to increases in most categories of noninterest expense.

        Federal Income Tax Expense. The federal income tax expense increased in 2000 to $184,000 from $182,000 in 1999. Pre-tax income increased by $4,000, or .8%, in 2000 from 1999. For additional information, see Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

        The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At December 31, 2000, the Bank's liquidity was 30.5%, or $9.0 million in excess of the minimum requirement.

        Cash was generated by our operating activities in 2000 and 1999 primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of the provisions for depreciation, the FHLB stock dividends, and increases or decreases in various receivable and payable accounts. Our primary investing activities are the origination of loans, which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities. Investing activities used net cash in 2000 and 1999, primarily due to increases in the net loan portfolio and, in 2000, the purchase of $4.5 million in investment securities. The primary financing activities consist of deposits and FHLB advances. Financing activities provided net cash in 2000 and 1999 due to increases in both deposits and FHLB advances. Total cash and cash equivalents decreased by $1.4 million in 2000 and increased by $2.4 million in 1999. Total cash and cash equivalents amounted to $3.4 million at December 31, 2000.

        At December 31, 2000, the Bank had outstanding commitments to originate $248,000 of one- to four-family residential loans, $140,000 of non-mortgage loans and $1.0 million of undisbursed construction loans. In addition, as of December 31, 2000, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $27.8 million. The Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If the Bank requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

        The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2000, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 8.69%, 8.69%, and 18.85%, respectively. See Notes to Consolidated Financial Statements.

        The Company's ratio of equity to assets is 11.0% at December 31, 2000. The Bank's ratio is 8.71% at December 31, 2000. In addition, the Bank is considered well-capitalized.

Impact of Inflation and Changing Prices

        The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

        For a discussion of recently published accounting standards, none of which are expected to have a material effect on FPB Financial, see Notes to Consolidated Financial Statements.

LaPorte Sehrt Romig & Hand

To the Board of Directors
FPB Financial Corp. and Subsidiary

Independent Auditor's Report

        We have audited the accompanying consolidated balance sheets of FPB FINANCIAL CORP. AND SUBSIDIARY as of December 31, 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of FPB FINANCIAL CORP. AND SUBSIDIARY as of December 31, 1999 were audited by other auditors whose report dated January 19, 2000 expressed an unqualified opinion.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPB FINANCIAL CORP. AND SUBSIDIARY at December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

January 26, 2001
Metairie, Louisiana

Murphy, Whalen & Broussard, L.L.C.
Certified Public Accountants
4603 So. Carrollton Ave.
New Orleans, LA 70119-6024

INDEPENDENT AUDITOR'S REPORT

To: The Board of Directors
FPB Financial Corp. and Subsidiary

     We have audited the accompanying consolidated statement of financial condition of FPB Financial Corp. and Subsidiary as of December 31, 1999 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of FPB Financial Corp. and Subsidiary at December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Murphy, Whalen & Broussard, L.L.C.

Murphy, Whalen & Broussard, L.L.C.

January 19, 2000

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2000	1999

Cash and Non-Interest Earning Deposits	$ 379,998	$ 649,662
Interest-Earning Deposits in Other Depository Institutions	3,056,175	4,133,957

Total Cash and Cash Equivalents	3,436,173	4,783,619

Securities - Available-for-Sale	8,579,101	4,001,316
Securities - Held-to-Maturity	1,766,261	2,165,675
Federal Home Loan Bank Stock - At Cost	429,900	367,200
Loans, Net of Allowance for Loan Losses of $170,000 in 2000 and 1999	46,595,147	40,788,663
Accrued Interest Receivable	253,486	115,275
Premises and Equipment, Net	309,894	205,176
Other Assets	72,249	44,987

	$ 61,442,211	$ 52,471,911

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
Non-Interest Bearing Demand	$ 1,287,010	$ 951,430
Interest Bearing	44,759,870	38,502,283
Total Deposits	46,046,880	39,453,713

Interest Payable on Deposits	117,223	47,145
Federal Home Loan Bank Advance	8,200,000	6,200,000
Other Liabilities	298,685	166,064
Total Liabilities	54,662,788	45,866,922

STOCKHOLDERS' EQUITY
Preferred Stock $.01 Par Value, 2,000,000 Shares
Authorized, None Issued	-	-
Common Stock - $.01 Par Value, 5,000,000 Shares
Authorized, 331,355 Shares Issued and Outstanding	3,314	3,314
Additional Paid-in Capital	2,981,758	2,979,557
Unearned ESOP Stock	(224,298)	(244,689)
Unearned MRP Trust Stock	(136,602)	-
Treasury Stock, at Cost	(28,354)	-
Retained Earnings	4,168,372	3,891,101
Accumulated Other Comprehensive Income (Loss)	15,233	(24,294)

Total Stockholders' Equity	6,779,423	6,604,989

Total Liabilities and Stockholders' Equity	$ 61,442,211	$ 52,471,911

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended
	December 31,
	2000	1999
INTEREST INCOME
Mortgage Loans and Fees	$ 3,138,227	$ 2,748,969
Loans on Deposits	75,953	44,747
Consumer Loans	148,749	78,810
FHLB Stock and Other Investment Securities, Available-for-Sale	556,963	99,564
Investment Securities, Held-to-Maturity	130,006	155,485
Demand Deposits	131,124	216,874
Total Interest Income	4,181,022	3,344,449

INTEREST EXPENSE
Deposits	2,170,136	1,694,231
Federal Home Loan Bank Advances	454,320	274,764
Total Interest Expense	2,624,456	1,968,995
Net Interest Income	1,556,566	1,375,454
PROVISION FOR LOAN LOSSES	-	-
Net Interest Income after
Provision for Loan Losses	1,556,566	1,375,454

NONINTEREST INCOME
Gain on Foreclosed Real Estate Sold	-	10,019
Insurance Commissions	7,373	5,110
Service Charges on Deposits	23,849	9,329
Other	84,450	30,777
Total Noninterest Income	115,672	55,235

NONINTEREST EXPENSE
Compensation and Employee Benefits	622,831	521,024
Occupancy and Equipment	60,912	61,519
Data Processing	84,755	73,637
Professional Fees	68,382	42,724
Advertising	54,275	35,006
State Shares Tax	45,999	-
Federal Insurance Expense	8,386	20,647
Other	191,145	144,629
Total Noninterest Expense	1,136,685	899,186

INCOME BEFORE INCOME TAXES	535,553	531,503

INCOME TAXES EXPENSE	184,199	182,145

NET INCOME	$ 351,354	$ 349,358

EARNINGS PER SHARE - BASIC	$ 1.17	$ 1.14

EARNINGS PER SHARE - DILUTED	$ 1.17	$ 1.14

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended
	December 31,
	2000	1999

NET INCOME	$ 351,354	$ 349,358

OTHER COMPREHENSIVE INCOME, NET OF TAX
Unrealized Holding Gains (Losses) Arising During the Period	47,737	(19,670)
Reclassification Adjustment for (Gains) Losses included in
Net Income	(8,210)	-

Total Other Comprehensive Income	39,527	(19,670)

COMPREHENSIVE INCOME	$ 390,881	$ 329,688

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2000 and 1999

							Accumulated
		Additional	Unearned	Unearned			Other	Total
	Common	Paid-in	ESOP	MRP Trust	Treasury	Retained	Comprehensive	Stockholders'
	Stock	Capital	Stock	Stock	Stock	Earnings	Income (Loss)	Equity

BALANCE - January 1, 1999	$ -	$ -	$ -	$ -	$ -	$ 3,574,778	$ (4,624)	$ 3,570,154

Net Income 1999	-	-	-	-	-	349,458	-	349,458

Other Comprehensive Income (Loss),
1999, Net of Tax
Unrealized Gain (Loss) on Investment
Securities - Available-for-Sale	-	-	-	-	-	-	(19,670)	(19,670)

Issuance of Common Stock	3,314	2,978,109	(265,080)	-	-	-	-	2,716,343

Dividends Declared and Paid	-	-	-	-	-	(33,135)	-	(33,135)

ESOP Shares Released for Allocation	-	1,448	20,391	-	-	-	-	21,839

BALANCE - December 31, 1999	3,314	2,979,557	(244,689)	-	-	3,891,101	(24,294)	6,604,989

Net Income 2000	-	-	-	-	-	351,354	-	351,354

Common Stock Acquired by Management
Retention Plan Trust	-	-	-	(136,602)	-	-	-	(136,602)

Purchase of Treasury Stock	-	-	-	-	(28,354)	-	-	(28,354)

Other Comprehensive Income (Loss),
2000, Net of Tax
Unrealized Gain (Loss) on Investment
Securities - Available-for-Sale	-	-	-	-	-	-	39,527	39,527

Issuance of Common Stock	-	-	-	-	-	-	-	-

Dividends Declared and Paid	-	-	-	-	-	(74,083)	-	(74,083)

ESOP Shares Released for Allocation	-	2,201	20,391	-	-	-	-	22,592

BALANCE - December 31, 2000	$ 3,314	$ 2,981,758	$ (224,298)	$ (136,602)	$ (28,354)	$ 4,168,372	$ 15,233	$ 6,779,423

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended
	December 31,
	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 351,354	$ 349,458
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities
Depreciation	31,791	31,659
Provision for Loan Losses	-	-
Deferred Tax Provision (Credit)	(11,422)	35,798
ESOP Contribution	25,476	21,839
Stock Dividends on Federal Home Loan Bank Stock	(31,500)	(19,000)
Discount Accretion of Investments Available-for-Sale	(12,439)	-
Premium Amortization on Investment Securities -
Held-to-Maturity	3,466	5,745
(Gain) on Sale or Abandonment of Assets	-	(434)
Gain on Foreclosed Real Estate Sold	-	(10,019)
Changes in Operating Assets and Liabilities
Accrued Interest Receivable	(138,211)	(51,136)
Other Assets	(27,262)	(14,670)
Interest Payable on Deposits	70,078	(27,715)
Other Liabilities	120,665	(10,085)
Deferred Loan Origination and Commitment Costs	(19,282)	(39,065)
Total Adjustments	11,360	(77,083)
Net Cash Provided by Operating Activities	362,714	272,375

CASH FLOWS FROM INVESTING ACTIVITIES
Loan Originations and Principal Collections, Net	(5,787,202)	(6,655,807)
Additions to Premises and Equipment	(136,509)	(42,113)
Purchase of Federal Home Loan Bank Stock	(31,200)	(31,900)
Purchase of Investment Securities - Available-for-Sale	(4,505,325)	(3,038,125)
Principal Payments from Investment Securities - Held-to-Maturity	395,948	752,680
Proceeds from Sale of Foreclosed Real Estate	-	67,900
Proceeds from Sale of Equipment	-	9,717
Net Cash Used-in Investing Activities	(10,064,288)	(8,937,648)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds from Stock Issuance	-	2,742,252
Purchase of Treasury Stock	(28,354)	-
Purchase of Stock for Management Retention Plan	(136,602)	-
Net Increase in Deposits	6,593,167	5,389,070
Advances from Federal Home Loan Bank	2,000,000	3,000,000
Dividends Paid on Common Stock	(74,083)	(33,135)

Net Cash Provided by Financing Activities	8,354,128	11,098,187

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,347,446)	2,432,914

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	4,783,619	2,350,705

CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,436,173	$ 4,783,619

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For The Years Ended
	December 31,
	2000	1999

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest	$ 2,554,378	$ 1,996,710
Income Taxes	132,127	213,184
Loans Transferred to Foreclosed Real Estate During the Year	-	83,531
Loans to Facilitate the Sale of Foreclosed Real Estate	-	26,110
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	39,527	(19,670)

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

        FPB Financial Corp. (the "Company") is a Louisiana bank holding company in Hammond, Louisiana. The Company's subsidiary is Florida Parishes Bank (the "Bank") which has been in continuous operation since 1922 and represents virtually all of the operations and net income of the Company. During 2000, the Bank established and incorporated FPB Insurance and Investments, Inc., (FPBII) which is wholly-owned by the Bank .

        The Bank provides a variety of deposit products and a mixture of fixed and adjustable rate mortgages, primarily first mortgages on single-family residences, and various types of consumer loans. It operates from a single location in Hammond, Louisiana, and all of its mortgages are secured by properties located in Tangipahoa Parish and the surrounding areas. Its depositors are also primarily residents of Tangipahoa Parish and the surrounding areas.

        FPBII was created to conduct securities brokerage and investment advisor activities and insurance activities through a contractual agreement with a third-party financial services corporation. FPBII had no transactions during 2000 other than business start-up costs.

BASIS OF PRESENTATION AND CONSOLIDATION

        The consolidated financial statements include the accounts of the Company and its subsidiary, Florida Parishes Bank and its subsidiary, FPB Insurance and Investments, Inc. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

        In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate. In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

CASH AND CASH EQUIVALENTS

        For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and securities purchased under agreements to resell, all of which mature within ninety days.

INVESTMENT SECURITIES - AVAILABLE-FOR-SALE

        Investment securities include U.S. Government Agency bonds, a mutual fund which invests in adjustable rate mortgages and common stock in a local bank. They are classified as available-for-sale and are consequently carried at fair market value. Realized gains and losses on the sale of investment securities are recorded on the trade date and are determined using first-in, first-out or weighted average methods. Unrealized gains and losses are recognized as other comprehensive income or loss.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES - HELD-TO-MATURITY

        Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. At December 31, 2000 and 1999, investment securities classified as "held-to-maturity" consisted of participation certificates issued by the Government National Mortgage Association (GNMA).

LOANS

        The Company, through its subsidiary bank, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Tangipahoa parish.

        Loans are reported at their outstanding unpaid principal balances less the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

        The Company discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest. At that time, uncollected interest previously recorded is reversed. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due.

ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, the estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A
      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FORECLOSED REAL ESTATE

        Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure. Management periodically performs valuations, and an allowance for losses will be established to reduce the net carrying value to net realizable value if necessary. Costs related to improvement of the property are capitalized, whereas costs related to holding the property are charged to operations.

PREMISES AND EQUIPMENT

        Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets.

LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS

        Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the level yield method. Amortization of net deferred loan fees or costs is discontinued when a loan is placed on nonaccrual status.

INCOME TAXES

        Effective for the year ended December 31, 2000, the Company and the Bank will file a consolidated Federal income tax return. Each entity will pay its pro rata share of income taxes in accordance with a written-tax sharing agreement. Prior to the year ended December 31, 2000, the Company and its subsidiary each filed a separate Federal income tax return.

        Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

ADVERTISING COSTS

        Advertising costs are charged to operations as incurred.

COMPREHENSIVE INCOME

        Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A
      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS

        Statement of Financial Accounting Standards No. 138 (SFAS 138), Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133, is effective for the quarter beginning after June 15, 2000, with earlier adoption permitted. This statement addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133, which requires all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets. Changes in the fair value of derivatives not designated as hedging instruments are be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designation. The Company currently has no derivatives; therefore, adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

        Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, is a replacement of SFAS 125. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for years ending after December 15, 2000. The adoption of this pronouncement had no effect on the financial position and results of operations of the Company

NOTE B
      SECURITIES - AVAILABLE-FOR-SALE

The amortized costs and fair values of securities - available-for-sale, with gross unrealized gains and losses, follows:

	Securities Available-For-Sale
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 2000	Cost	Gains	Losses	Value

U.S. Government Agency Bonds	$ 7,487,237	$ 29,052	$ -	$ 7,516,289
Mutual Funds:
Adjustable Rate Mortgage Portfolio	1,000,000	-	10,009	989,991
Stock Market Index Fund	30,527	-	2,706	27,821
Marketable Equity Securities	38,125	6,875	-	45,000
	$ 8,555,889	$ 35,927	$ 12,715	$ 8,579,101

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B
      SECURITIES - AVAILABLE-FOR-SALE (Continued)

Securities Available-For-Sale
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 1999	Cost	Gains	Losses	Value

U.S. Government Agency Bonds	$ 3,000,000	$ -	$ 18,122	$ 2,981,878
Mutual Fund:
Adjustable Rate Mortgage Portfolio	1,000,000	-	15,014	984,986
Marketable Equity Securities	38,125	-	3,673	34,452
	$ 4,038,125	$ -	$ 36,809	$ 4,001,316

The following is a summary of maturities of debt securities - available-for-sale as of December 31, 2000:

	Amortized	Fair
	Cost	Value

Due in One Year or Less	$ 4,495,627	$ 4,501,459
Due From One to Five Years	2,991,610	3,014,830
Due From Five to Ten Years	-	-
Due After Ten Years	-	-
	$ 7,487,237	$ 7,516,289

        At December 31, 2000, U.S. Government Agency Bonds with a carrying value of $253,320 were pledged to secure public deposits in excess of $100,000.

NOTE C
      SECURITIES - HELD-TO-MATURITY
        The amortized costs and fair values of securities - held-to-maturity, with gross unrealized gains and losses, follows:

Securities Held-to-Maturity
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 2000	Cost	Gains	Losses	Value

GNMA Participation Certificates	$ 1,766,261	$ 11,363	$ 5,945	$ 1,771,679

December 31, 1999

GNMA Participation Certificates	$ 2,165,675	$ 16,001	-	$ 2,181,676

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C
      SECURITIES - HELD-TO-MATURITY (Continued)

        The following is a summary of maturities of securities - held-to-maturity as of December 31, 2000:

	Amortized	Fair
	Cost	Value

Due in One Year or Less	$ 290	$ 293
Due From One to Five Years	23,433	23,950
Due From Five to Ten Years	-	-
Due After Ten Years	1,742,538	1,747,436

	$ 1,766,261	$ 1,771,679

        The amortized costs and fair value of mortgage-backed securities - held-to-maturity are presented by contractual maturity in the preceding tables. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

        One of the adjustable rate GNMA participation certificates with a carrying value of $179,768 and a market value of $179,727 as of December 31, 2000 is pledged to secure a local public entity's deposits in excess of $100,000.

NOTE D
       LOANS
             Loans receivable at December 31 are summarized as follows:

	December 31,
	2000	1999
Loans Secured by First Mortgages on Real Estate
Secured by One-to-Four Family Residences	$ 37,914,560	$ 36,444,145
Construction (1)	1,500,627	1,195,622
Commercial Real Estate	2,375,000	1,136,397
Land	898,000	582,446
Total First Mortgage Loans	42,688,187	39,358,610

Consumer Loans
Loans Secured by Savings	1,049,109	878,927
Second Mortgages and Home Equity Loans	1,648,000	372,536
Automobile	899,000	762,910
Unsecured	288,698	289,019
Other	184,000	237,308
Total Consumer Loans	4,068,807	2,540,700

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D
       LOANS (Continued)

	December 31,
	2000	1999

Commerical Loans
Secured, Other than Mortgages	277,000	-
Unsecured	107,000	-
Total Commercial Loans	384,000	-
	47,140,994	41,899,310

Loans in Process	(460,883)	(1,006,401)
Allowance for Loan Losses	(170,000)	(170,000)
Net Deferred Loan Origination Costs	85,036	65,754

Loans, Net	$ 46,595,147	$ 40,788,663

(1) Consists solely of one-to-four family residential construction loans.

The following is a classification of loans by rate and maturity (in thousands):

	2000	1999

Fixed Rate Loans:
Maturing in One Year or Less	$ 4,469	$ 2,834
Maturing Between One and Five Years	9,159	6,266
Maturing Between Five and Ten Years	8,171	8,582
Maturing After Ten Years	23,591	24,217
Total Fixed Rate Loans	45,390	41,899

Variable Rate Loans:
Maturing in One Year or Less	-	-
Maturing Between One and Five Years	42	68
Maturing Between Five and Ten Years	66	106
Maturing After Ten Years	1,643	2,653
Total Variable Rate Loans	1,751	2,827
Total Loans	$ 47,141	$ 44,726

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D
      LOANS (Continued)

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2000	1999

Balance at Beginning of Year	$ 170,000	$ 170,000
Provision Charged to Income	-	-
Balance at End of Year	$ 170,000	$ 170,000

        Loans for which impairment had been recognized totaled $155,839 and $173,693 at December 31, 2000 and 1999, respectively. The valuation allowance related to impaired loans amounted to $7,792 and $8,685 at December 31, 2000 and 1999, respectively. The amount of interest income that would have been recorded on impaired loans at December 31, 2000 and 1999 was $3,653 and $3,683, respectively.

        The Bank is not committed to lend additional funds to debtors whose loans are on nonaccrual status, or loans that have been modified in troubled debt restructurings, at December 31, 2000.

        Loans receivable includes activity and account balances for the years ended December 31, 2000 and 1999 to directors, executive officers, and their immediate families as follows:

	Year Ended
	December 31,
	2000	1999

Balance at Beginning of Year	$ 678,864	$ 745,907
Additional Borrowings	199,674	99,888
Loan Repayments	(538,143)	(166,931)
Balance at End of Year	$ 340,395	$ 678,864

Related party loans are primarily first mortgage real estate loans.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E
      ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

	2000	1999

Loans Receivable	$ 129,217	$ 65,417
Investment Securities, Held-to-Maturity	11,047	23,320
Investment Securities, Available-for-Sale	113,222	26,538
	$ 253,486	$ 115,275

NOTE F
      PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

	2000	1999
Costs:
Land	$ 67,652	$ 67,651
Building	405,456	350,283
Furniture, Fixtures and Equipment	266,155	184,820
	739,263	602,754
Less: Accumulated Depreciation	(429,369)	(397,578)
	$ 309,894	$ 205,176

        Depreciation expense for the years ended December 31, 2000 and 1999 was $31,791 and $31,659, respectively.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G
      DEPOSITS

Deposits at December 31 are summarized as follows:

	2000		1999
	Amount	%	Amount	%

Passbook Savings - Year End Interest Rate	$ 898,140	1.95	$ 1,497,469	3.80
of 2.00% in 2000 and 2.00% in 1999

Money Market Accounts - Regular - Year End
Year End Interest Rates of 3.00% in 2000
and 3.00% in 1999	1,259,136	2.73	1,457,520	3.69

Money Market Accounts - Super - Year End
Year End Interest Rates of 4.00% in 2000
and 4.00% in 1999	782,714	1.70	1,047,268	2.66

	2,041,850	4.43	2,504,788	6.35

Checking Accounts - Interest-Bearing NOW
Accounts - Year End Interest Rates of
2.25% in 2000 and 2.25% in 1999	1,476,227	3.21	841,289	2.13

Interest-Max Accounts - Year End Weighted
Average Interest Rates of 5.52% in 2000
and 4.41% in 1999	5,819,244	12.64	3,797,362	9.63

Non-Interest Bearing Accounts	1,287,010	2.79	951,430	2.41
	8,582,481	18.64	5,590,081	14.17

Certificates of Deposit - Year End Weighted
Average Interest Rates of 6.19% in 2000
and 4.22% in 1999	34,524,409	74.98	29,861,375	75.68
	$ 46,046,880	100.00	$ 39,453,713	100.00

        The weighted average interest rate on all deposit accounts at December 31, 2000 and 1999 was 5.49% and 4.59%, respectively.

        The aggregate amount of jumbo certificates of deposit with a minimum balance of $100,000 was $4,426,339 and $5,745,656 at December 31, 2000 and 1999, respectively. Deposits in excess of $100,000 are not federally insured.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G
      DEPOSITS (Continued)

At December 31, 2000, scheduled maturities of certificates of deposit are as follows:

Year Ended December 31,
2001	$27,801,333
2002	3,256,816
2003	1,883,611
2004	466,360
2005	372,062
After 2005	744,227
Total	$34,524,409

        The Company held deposits of $646,906 and $989,659 for related parties at December 31, 2000 and 1999, respectively.

NOTE H
      BORROWINGS

        Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized in 2000 and 1999 was $454,320 and $274,763, respectively.

Advances at December 31, 2000 consisted of the following:

Contract Rate	Advance Total
4.00% to 4.99%	$100,000
5.00% to 5.99%	4,550,000
6.00% to 6.99%	2,050,000
7.00% to 7.99%	1,500,000
$8,200,000

        Maturities of Advances at December 31, 2000 for each of the five years and thereafter follows:

Year Ended December 31,	Amount
2001	$500,000
2002	1,500,000
2003	500,000
2004	1,700,000
2005	1,400,000
After 2005	2,600,000
Total	$8,200,000

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I
      INCOME TAXES

        The provision for income taxes for 2000 and 1999 consists of the following:

	2000	1999
Current	$172,559	$146,347
Deferred (Benefit)	11,640	35,798
	$184,199	$182,145

The components of the net deferred tax liability at December 31 are as follows:

	2000	1999
Deferred Tax Assets:
Management Recognition Plan	$4,260	$-
Employee Stock Ownership Plan	997	-
Allowance for Loan Losses	57,800	57,800
Accrued Interest on Deposits	39,855	16,029
Unrealized Loss on Securities
Available-for-Sale	-	12,515
Total Deferred Tax Assets	102,912	86,344
Deferred Tax Liabilities:
FHLB Stock Dividends	(65,076)	(54,368)
Bad Debt Adjustment	(26,132)	(34,844)
Deferred Loan Costs/Fees	(28,912)	(22,356)
Other	(15,159)	(6,268)
Net Unrealized Gain on Securities
Available-for-Sale	(7,847)	-
Total Deferred Tax Liabilities	(143,126)	(117,836)
Net Deferred Tax Liability	$(40,214)	$(31,492)

        The provision for Federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

	Years Ended December 31,
	2000		1999
		Effective		Effective
	Amount	Rate %	Amount	Rate %

Tax at Statutory Rate	$ 182,088	34.00	$ 180,745	34.00
Other	2,111	0.39	1,400	0.22
	$ 184,199	34.39	$ 182,145	34.22

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I
      INCOME TAXES (Continued)

        Included in retained earnings at December 31, 2000 and 1999 is $502,945 in bad debt reserves for which no deferred Federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current income tax rate. The unrecorded deferred liability on these amounts was approximately $171,000 for December 31, 2000 and 1999, respectively.

NOTE J
      COMPREHENSIVE INCOME

        Comprehensive income was comprised of changes in the Company's unrealized holding gains and losses on securities available-for-sale during 2000 and 1999. The components of comprehensive income and related tax effects are as follows:

	2000	1999
Unrealized Holding Gains (Losses) on
Securities Available-for-Sale	$72,328	$(29,803)
Reclassification Adjustment for Losses
(Gains) Realized in Income	(12,439)	-
Net Unrealized Gains (Losses)	59,889	(29,803)
Tax (Expense) Benefit	(20,362)	10,133
Net of Tax Amount	$39,527	$(19,670)

NOTE K
     EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

        During 1999, the Company established an employee stock ownership plan. The FPB Financial Corp. Employee Stock Ownership Plan enables eligible employees of the Bank to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

        The ESOP acquired 26,508 shares of FPB Financial Corp. stock at $10 a share in the FPB Financial Corp.'s initial public offering. The acquisition was funded by a loan from FPB Financial Corp., which bears interest at 7.75% and will be paid principally from company contributions to the ESOP over a period of thirteen years. The loan agreement requires quarterly principal payments of $5,098 plus accrued interest. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the Company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K
      EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) (Continued)

        In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Company may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

        Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Company makes contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

        The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by FPB Financial Corp., but the shares pledged as collateral are reported as unearned ESOP shares on the balance sheets. As shares are released from collateral, the Company reports compensation equal to the fair market value of the shares. ESOP compensation expense was $25,476 and $21,839 for the years ended December 31, 2000 and 1999, respectively. Any excess or deficit of fair value over or under the cost of the ESOP shares released is recorded in the equity section of the balance sheets as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the balance sheets as a contra equity account.

        The ESOP shares as of December 31, 2000 were as follows:

	2000	1999
Allocated Shares	2,051	2,040
Shares Committed to be Released	2,603	-
Unreleased Shares	21,854	24,468
Total ESOP Shares	26,508	26,508

Fair Value of Unreleased Shares	$248,589	$241,621

NOTE L
      MANAGEMENT RECOGNITION AND RETENTION PLAN

        On April 25, 2000, the shareholders of the Company approved the establishment of the Management Recognition and Retention Plan (the "Plan") as an incentive to retain personnel of experience and ability in key positions. During 2000, the Company acquired 12,250 shares of stock for the plan, of which 7,954 shares have been allocated for distribution to key employees and directors. As shares are acquired for the Plan, the purchase price of these shares is recorded as a contra equity account. As the shares are distributed, the contra equity account is reduced.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L
      MANAGEMENT RECOGNITION AND RETENTION PLAN (Continued)

        Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan, with the first 20% to be vested on the one-year anniversary of the date of grant. If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned. The cost associated with the plan is based on a share price of $10.50, which represents the market price of the stock as of the date on which the plan shares were granted. This cost is being recognized over five years. For 2000, compensation expense pertaining to the plan was $12,529.

        A summary of the changes in stock pertaining to the Plan follows:

	Unawarded	Awarded
	Shares	Shares
Balance at January 1, 2000	-	-
Purchased by Plan	12,250	-
Granted	(7,954)	7,954
Forfeited	-	-
Earned and Issued	-	-
Balance at December 31, 2000	4,296	7,954

NOTE M
      PENSION PLAN

        During 1999, the Company adopted a Simple IRA Plan (the "Plan") effective January 1, 1999. The Plan covers all employees who earned at least $5,000, during the year. The maximum employee contribution is 100% of compensation up to $6,000. The Company's contribution is based on matching 100% of the first 3% of salary deferral elected by each eligible employee. For the years ended December 31, 2000 and 1999, expense attributable to the Plan amounted to $11,806 and $9,683.

NOTE N
      STOCK OPTION PLAN

        During 2000, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option is 33,134 shares, which is equivalent to 10% of the total number of shares of common stock sold in the Company's initial public offering of its common stock. Both incentive stock options and non-qualified stock options may be granted under the plan. The exercise price of each option cannot be less than the fair value of the underlying common stock as of the date the option is granted. Incentive stock options and nonqualified stock options granted under this plan become vested and exercisable at the rate of 20% per year over five years, commencing one year from the date of the grant with an additional 20% vesting on each successive annual anniversary of the date the option was granted.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N
      STOCK OPTION PLAN (Continued)

        The following table summarizes the activity related to stock options:

	Exercise	Available	Options
	Price	for Grant	Outstanding
At Inception	$10.50	33,134	-
Granted		(23,946)	23,946
Canceled		-	-
Exercised		-	-
At December 31, 2000		9,188	23,946

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the disclosure of the compensation cost for stock-based incentives granted after January 31, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

Net Income (In thousands)
As Reported	$351
Pro forma	$337

	Basic	Diluted
Earnings per Share
As Reported	$1.17	$1.17
Pro forma	1.13	1.13

        The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for 2000 grants: dividend yields of 2.40 percent; expected volatility of 38.1 percent; risk-free interest rate of 6.50 percent; and expected lives of 10.0 years for all options.

NOTE O
      FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit, standby letters of credit, and undisbursed lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Company's balance sheet.

        The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O
       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

        At December 31, 2000 and 1999, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2000	1999
Commitments to Grant Loans	$388,000	$1,078,783
Undisbursed Construction Loans	1,040,000	1,006,401
Unfunded Commitments Under
Lines of Credit	1,237,000	399,000
Standby Letters of Credit	62,000	-

NOTE P
      COMMITMENTS AND CONTINGENCIES

        The Chief Executive Officer and the Executive Vice-President of the Company serve under employment contracts that due to expire on June 30, 2003. The contracts cover compensation and termination.

NOTE Q
      REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, which if undertaken, could have a direct material effect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), tangible capital to adjusted total assets (as defined), and tangible equity to adjusted total assets (as defined). As of December 31, 2000, the Bank meets all of the capital requirements to which it is subject and is deemed to be well capitalized.

        The actual and required capital amounts and ratios applicable to the Bank represented in the table below, including a reconciliation of capital under generally accepted accounting principles ("GAAP") to such amounts reported for regulatory purposes.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q
      REGULATORY MATTERS

					To be Well
					Capitalized for
			Minimum For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
December 31, 2000	Ratio	Amount	Ratio	Amount	Ratio	Amount

Total Equity, and Ratio to Total Assets	8.71	$ 5,299

Unrealized Gains on
Securities Available-for-Sale		(12)
Tangible Capital, and Ratio
to Adjusted Total Assets	8.69	$ 5,287	1.5%	$ 912

Tier 1 (Core) Capital,
and Ratio to Adjusted Total Assets	8.69	$ 5,287	3.0%	$ 1,825	5.0%	$ 3,041

Tier 1 (Core) Capital,
and Ratio to Risk-Weighted Assets	18.31	$ 5,287			6.0%	$ 3,650

Allowance for Loan Losses		170
Equity Investment		(15)

Total Risk-Based Capital, and
Ratio to Risk-Weighted Assets	18.85	$ 5,442	8.0%	$ 2,310	10.0%	$ 2,887

Total Assets		$ 60,840

Adjusted Total Assets		$ 60,828

Risk-Weighted Assets		$ 28,870

					To be Well
					Capitalized for
			Minimum For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
December 31, 1999	Ratio	Amount	Ratio	Amount	Ratio	Amount

Total Equity, and Ratio to Total Assets	10.37	$ 5,387

Unrealized Losses on
Securities Available-for-Sale		21
Tangible Capital, and Ratio
to Adjusted Total Assets	10.41	$ 5,408	1.5%	$ 779

Tier 1 (Core) Capital,
and Ratio to Adjusted Total Assets	10.41	$ 5,408	3.0%	$ 1,559	5.0%	$ 2,598

Tier 1 (Core) Capital,
and Ratio to Risk-Weighted Assets	22.53	$ 5,408			6.0%	$ 1,441

Allowance for Loan Losses		170
Equity Investment		(15)

Total Risk-Based Capital, and
Ratio to Risk-Weighted Assets	23.17	$ 5,563	8.0%	$ 1,921	10.0%	$ 2,401

Total Assets		$ 51,938

Adjusted Total Assets		$ 51,959

Risk-Weighted Assets		$ 24,008

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R
     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Company.

        The estimated fair value of financial instruments were as follows:

	As of December 31,
	2000		1999
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets
Cash and Non-Interest Earnings Deposits	$ 380	$ 380	$ 650	$ 650
Interest-Earning Deposits in Other
Depository Institutions	3,056	3,056	4,134	4,134
Investment Securities	10,345	10,351	6,167	6,183
Loans Receivable, Net	46,595	46,407	40,789	39,963
FHLB Stock	430	430	367	367
Accrued Interest Receivable	253	253	115	115
Other Assets	15	15	15	15

Financial Liabilities:
Deposits	$ 46,047	$ 45,954	$ 39,454	$ 39,933
Advances from FHLB	8,200	8,160	6,200	5,804
Interest Payable on Deposits	117	117	47	47

        The following significant methods and assumptions were used by the Association in estimating the fair value of financial instruments.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R
      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash and Short-Term Investments

        The carrying value of highly liquid instruments, such as cash on hand and amounts due from depository institutions, and interest-earning deposits in other institutions, provides a reasonable estimate of their fair value.

Investment Securities

        Fair value estimates for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest on securities approximates its fair value.

Loans Receivable, Net

        The fair values for loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers of similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

Federal Home Loan Bank Stock (FHLB)

        The value of Federal Home Loan Bank stock is set by the FHLB at $100 per share.

Deposits

        SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook, and money market accounts, represented approximately 27% and 24% of total deposits at December 31, 2000 and 1999, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

        The carrying amount of accrued interest payable on deposits approximates its fair value.

Advances from Federal Home Loan Bank

        The fair value of fixed rate borrowings are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments

        Off-balance-sheet financial instruments include commitments to extend credit and undisbursed lines of credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2000 and 1999. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note O.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S
      ADOPTION OF PLAN OF CONVERSION

        On December 8, 1998, the Board of Directors of Florida Parishes Homestead Association adopted a Plan of Conversion (the "Plan"), which proposed the conversion of the Association from a Louisiana-chartered mutual savings and loan association to a federally-chartered stock savings bank to be known as "Florida Parishes Bank" (the "Bank", in its mutual or stock form, as the sense of the reference requires) and the concurrent issuance of its capital stock to FPB Financial Corp. (the newly formed Holding Company"). As an interim step in the conversion, the Association first converted to a federally-chartered mutual savings bank known as "Florida Parishes Bank", effective February 23, 1999, in advance of the common stock offering.

        The Plan provided that non-transferable subscription rights to purchase common stock of FPB Financial Corp. would be offered first to Eligible Account Holders of record as of the close of business on September 30, 1997; then to a Tax-Qualified Employee Stock Ownership Plan; then to Supplemental Eligible Account Holders of record as of the close of business on March 31, 1999; then to Other Members which include other depositors as of a specified date and persons who were borrowers as of both February 23, 1999 and the voting record date whose loans were secured by real estate; and then to directors, officers and employees of the Bank. Shares of common stock remaining unsold after the Subscription Offering were offered for sale to the public through a Community Offering, as determined by the Boards of Directors of the Holding Company and the Bank in their sole discretion. The common stock was offered at a price determined by the Board of Directors based upon an appraisal - made by an independent appraisal firm. The exact number of shares offered was determined by the Board of Directors in conjunction with the determination of the price at which shares were sold. The costs of issuing the common stock was deducted from the sale proceeds. The Company incurred $372,127 issuance costs.

        In accordance with OTS Regulations, at the time that the Bank converted from a mutual savings bank to a stock savings bank, the Bank established a liquidation account with an initial balance equal to the Bank's total equity as of the date of the latest balance sheet appearing in the prospectus, December 31, 1998. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Bank may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S
      ADOPTION OF PLAN OF CONVERSION (Continued)

        Under current OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends, stock repurchases and other transactions charged to the capital account. Generally, an institution which is well capitalized both before and after the distribution may, after notifying the OTS, make capital distributions in any year equal to the sum of the institution's net income for the current year and its retained net income for the preceding two years, less any capital distributions already made in the current year. Distributions of greater amounts and distributions by institutions who are not well capitalized would require an application to the OTS. OTS regulations also restrict stock repurchases during the first year following the conversion unless certain criteria are satisfied.

NOTE T
      DIVIDENDS DECLARED

        The Company declared and paid dividends of $.2250 and $.10 per share during 2000 and 1999, respectively. Under Federal regulations, the Company may not declare or pay cash dividends on its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for liquidity.

NOTE U
     EARNINGS PER SHARE

        Earnings per share are computed using the weighted average number of shares outstanding, which was 299,515 in 2000 and 305,104 in 1999.

NOTE V
     PARENT COMPANY FINANCIAL STATEMENTS

        The financial statements for FPB Financial Corp. (Parent Company Only) are presented below:

FPB FINANCIAL CORP.
CONDENSED FINANCIAL CONDITION
December 31, 2000

ASSETS
(In Thousands)
Cash	$883
Securities Available-for-Sale	575
Investment in Subsidiary	5,299
Accrued Interest Receivable	10
Deferred Taxes	13
Prepaid Income Tax	5
Total Assets	$6,785

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V
      PARENT COMPANY FINANCIAL STATEMENTS (Continued)

FPB FINANCIAL CORP.
CONDENSED FINANCIAL CONDITION
December 31, 2000

LIABILITIES AND STOCKHOLDERS' EQUITY
(In Thousands)
Deferred Tax Liabilities	$ 2
Other Liabilities	4
Total Liabilities	6
Total Stockholders' Equity	6,779
Total Liabilities and Stockholders' Equity	$ 6,785

FPB FINANCIAL CORP.
CONDENSED STATEMENT OF OPERATIONS
Year Ended December 31, 2000

Income	(In Thousands)
Dividend from Florida Parishes Bank	$ 500
Interest on Securities - Available-for-Sale	34
Interest on ESOP Note	18
Total Income	552
Expenses:
Operating Expenses	91
Income Before Equity in Undistributed Net
Income of Florida Parishes Bank	461
Equity in Undistributed Net Income of
Florida Parishes Bank	(123)
Net Income Before Income Taxes	338
Income Tax Benefit	13
Net Income	$ 351

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V
      PARENT COMPANY FINANCIAL STATEMENTS (Continued)

FPB FINANCIAL CORP.
CONDENSED STATEMENT OF CASH FLOWS
Year Ended December 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:
(In Thousands)
Net Income	$351
Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
Equity in Undistributed Net Income of Subsidiary	123
Decrease in Accrued Interest Receivable	1
Increase in Prepaid Income Taxes	(5)
Increase in Deferred Tax Asset	(13)
Decrease in Due to Subsidiary	(12)
Decrease in Income Taxes Payable	(5)
Increase in Other Liabilities	4
Net Cash Provided by Operating Activities	444
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Mutual Fund Stock (31)
Payments on ESOP Shares	20
Net Cash Used in Investing Activities	(11)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of Treasury Stock	(28)
Purchase of Stock for MRP	(137)
Dividends Paid	(74)
Net Cash Used in Financing Activities	(239)
NET INCREASE IN CASH	194
CASH AND CASH EQUIVALENTS - Beginning of Year	689
CASH AND CASH EQUIVALENTS - End of Year	$883

FLORIDA PARISHES BANK

DIRECTORS	OFFICERS	STAFF
Bill Bowden Chairman	Fritz W. Anderson II President & CEO	Dana Corkern Barbara Wright Willie Iwanczyk Claudette Bardwell Sherry Stebbins Rhonda Jubin Patty Durio Aneesah Richardson Jamie Vicaro
John L. McGee Director	G.Wayne Allen Senior Vice President
Sandra Hendon Vice President/Financial & Regulatory Reporting
Richard Inge Director
Wilbert Hutchinson Director	Ronnie Morales Vice President/Operations & Compliance	OFFICE LOCATION
Dan Durham Director	Terry Tompkins Vice President/ Lending Officer	300 West Morris Avenue Hammond, LA 70403
Susan McKneely Fowler Director	Walter Hutchinson Vice President/ Lending Officer	SUBSIDIARY
Dr. Chris Leumas Director	Donna Beauchamp Asst. Vice President/ On Line Coordinator	FPB Insurance & Investments, Inc. Dana Corkern Registered Investment Representative
Fritz W. Anderson II Director	Diane Vitrano Administrative Assistant
G. Wayne Allen Director

FPB FINANCIAL CORP.

DIRECTORS	OFFICERS	OFFICE LOCATION
Bill Bowden Chairman	Fritz W. Anderson II President & CEO	300 West Morris Avenue Hammond, LA 70403
John L. McGee Director	G.Wayne Allen Senior Vice President
Richard Inge Director	Sandra Hendon Vice President/Financial & Regulatory Reporting	Transfer Agent and Registrar
Wilbert Hutchinson Director	Ronnie Morales Vice President/Operations & Compliance	Registrar & Transfer Company 10 Commerce Drive Cranford, New Jersey 07016
Dan Durham Director	Diane Vitrano Administrative Assistant
Fritz W. Anderson II Director		Information Requests
G. Wayne Allen Director		Request for copies of Form 10-QSB or Form 10-KSB should be made to: Sandra Hendon FPB Financial Corp. 300 West Morris Avenue Hammond, LA 70403

Stock Information

The company's stock is traded on the OTC Bulletin Board under the symbol FPBF. The following table presents information regarding the trading range of the Bank's shares of common stock for the previous year.

	2000
	High	Low	Dividend
Quarter Ended:
March 31	$10.50	$9.50	$0.05
June 30	$13.50	$10.25	$0.05
September 30	$11.375	$10.875	$0.0625
December 31	$11.50	$11.375	$0.0625