Form 10KSB40, Exhibit 13
period 2001-12-31
FPB FINANCIAL CORP
filed 2002-03-26
CIK 1081049

2001 ANNUAL REPORT

FPB

FPB Financial Corp.

Hammond, Louisiana

FPB FINANCIAL CORP.
ANNUAL REPORT

FPB Financial Corp.
Post Office Box 99 - Hammond, Louisiana 70404
Phone (504) 345-1880 - Fax (504) 345-1586

To Our Shareholders:

        With the completion of our second full year as a public company, we are pleased to present this annual report to the shareholders of FPB Financial Corp.

        Our subsidiary, Florida Parishes Bank, which has operated continuously for 79 years, experienced record earnings and continued growth in 2001. Total assets increased by 15% over 2000 ending the year in excess of $70 million. Similar increases were recorded in loans, deposits, shareholder equity, and earnings per share.

        This past year, with the unfortunate tragedy of September 11th, is a reminder that events outside our control can change the national and local economy, and our way of life. These events only strengthen our goals to increase earnings and shareholder value while maintaining the financial strength and stability required to safeguard our depositors, and to take advantages of opportunities that present themselves when change inevitably occurs.

        In December, we mourned the death of John L. McGee. Mr. McGee served Florida Parishes Homestead Association, Florida Parishes Bank, and FPB Financial Corp. for over 40 years as a director until his death and President of the Homestead until his retirement in 1997. Mr. Johnny was instrumental in Florida Parishes's successes and accomplishments, while helping customers with financial and common sense advice. I, and all who knew him will miss his wit and wisdom.

        We look forward to the future with the technological advances of internet banking, and operating in our new main office facility scheduled for a 2003 completion, and we appreciate the support and loyalty of our customers, employees, and shareholders. As shareholders, please continue to encourage your friends, neighbors, and business associates to invest and bank with us. We all prosper from expanded relationships.

        We are pleased to present this report for your review and invite you to attend the annual shareholders meeting on April 24, 2002.

Sincerely,

Fritz W. Anderson II
President & CEO

IN MEMORIAM

JOHN L. MCGEE

1919 - 2001

Mr. McGee began his service to our Bank, formerly Florida Parishes Homestead Association, in 1961 serving as President until his retirement in 1997.  He continued to serve on the Board of Directors for both Florida Parishes Bank and FPB Financial Corp. until his death.

Mr. McGee was instrumental in the successes of Florida Parishes Bank, while helping customers with both their personal and financial needs. He will be missed by not only his wife and family, but also by the customers and employees of the Bank, the local community, and bankers across Louisiana.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Dollars In Thousands Except Per Share Data)
Selected Financial
Condition and Other Data:
Total assets	$70,635	$61,442	$52,472	$41,058	$33,260
Cash and cash equivalents(1)	3,650	3,436	4,784	2,351	4,236
Securities available for sale	4,233	8,579	4,001	993	1,000
Securites held to maturity	1,201	1,766	2,166	2,924	4,184
Loans receivable, net	59,282	46,595	40,789	34,152	23,292
Deposits	52,102	46,047	39,454	34,065	29,295
FHLB advances	11,200	8,200	6,200	3,200	400
Total stockholders' equity	7,004	6,779	6,605	3,570	3,330
Full service offices	1	1	1	1	1
Earnings per share	1.33	1.17	1.14	NA	NA
Book value per share	21.88	20.63	19.94	NA	NA
Dividends paid per share	.275	.225	.10	NA	NA

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Dollars In Thousands)
Selected Operating Data:
Total interest income	$ 4,604	$ 4,181	$ 3,344	$ 2,745	$ 2,283
Total interest expense	2,774	2,625	1,969	1,671	1,420

Net interest income	1,830	1,556	1,375	1,074	863
Provision for loan losses	--	--	--	81	6

Net interest income after provision
for losses	1,830	1,556	1,375	993	857
Noninterest income	182	116	55	29	11
Noninterest expenses	1,417	1,137	899	663	524

Income before income taxes	595	535	531	359	337
Income tax expense	208	184	182	123	123

Net income	$ 387	$ 351	$ 349	$ 236	$ 214

(Footnotes on next page)

CONSOLIDATED FINANCIAL RATIOS

Year Ended December 31,

	2001	2000	1999	1998	1997

Selected Ratios(2)
Return on average assets (net income
divided by average total assets)	.60%	.61%	.74%	.64%	.70%

Return on average equity (net income
divided by average equity)	5.62	5.25	6.73	6.77	6.62

Dividend payout ratio (dividends declared divided by
net income)	22.49	21.09	9.48	--	--

Average equity to average assets	10.64	11.67	10.97	9.51	10.52

Equity to assets at end of period	9.92	11.03	12.60	8.70	10.04

Interest rate spread (average yield on assets
minus average rate on liabilities)	2.24	2.09	2.36	2.43	2.30

Net interest margin (net interest income
divided by average interest-earning assets)	2.90	2.79	2.94	2.94	2.84

Ratio of average interest-earning assets
to average interest-bearing liabilities	114.97	114.70	113.97	111.03	111.38

Ratio of noninterest expense to average
total assets	2.19	1.98	1.91	1.81	1.70

Efficiency ratio (noninterest expense
divided by total of net interest income
and noninterest income)	70.43	67.97	62.84	60.11	60.44

Allowance for loan losses to total
non-accruing loans	52.58	109.00	97.70	84.23	50.61

Net interest income after provision
for loan losses to total
noninterest expenses	129.22	136.94	152.98	151.12	163.48

Nonperforming assets to total assets at
end of period	.41	.25	.34	.49	.53

Nonperforming loans to total loans at
end of period	.49	.33	.43	.59	.75

(1)    Includes cash and due from banks as well as interest-earning deposits in other institutions.
(2)    With the exception of end of period ratios, all ratios are based on average monthly balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

        FPB Financial Corp. (the Company) is a Louisiana bank holding company located in Hammond, Louisiana. The Company's primary business is conducted through its wholly-owned subsidiary, Florida Parishes Bank (the Bank).

General

        Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank (FHLB) of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on our noninterest income, provision for loan losses, noninterest expense and income taxes. Net interest income after provision for loan losses exceeded total noninterest expense by $413,000 in 2001 and $419,000 in 2000. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expenses, data processing, professional fees, advertising, deposit insurance premiums, stationary, printing and supplies, and miscellaneous other expenses. We had net income of $387,000 in 2001 and $351,000 in 2000.

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

        Quantitative Analysis. We monitor and evaluate the potential impact of interest rate changes upon the market value of the Bank's portfolio equity on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. We use the quarterly reports from the Office of Thrift Supervision (OTS) which show the impact of changing interest rates on our net portfolio value (NPV). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of NPV exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement.

However, the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. In March 2001, the OTS issued a notice of proposed rulemaking to eliminate this interest rate risk deduction. The OTS proposes to instead rely upon a requirement that each savings institution adopt interest rate risk management procedures, and a separate provision that includes interest rate risk among the factors to be considered in establishing individual minimum capital requirements. Because a 200 basis point increase in interest rates would have resulted in the Bank's NPV declining by more than 2% of the estimated market value of the Bank's assets as of December 31, 2001, the Bank would have been subject to a capital deduction of $97,000 as of December 31, 2001 if the regulation had been effective as of such date.

        The following table presents the Bank's NPV as of December 31, 2001, as calculated by the OTS, based on information provided to the OTS by the Bank.

	Net Portfolio Value

Change in Interest Rates in Basis Points (Rate Shock)	Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets	Change in NPV as % of Portfolio Value of Assets(1)

	(Dollars in Thousands)
300bp	$4,796	$(2,816)	(37)%	7.04%	(3.8)%
200bp	5,709	(1,903)	(25)	8.18	(2.6)
100bp	6,659	(954)	(13)	9.31	(1.3)
0	7,612	--	--	10.38	--
(100)bp	8,079	467	6	10.81	0.6
(200)bp	0	0	0	0	0
(300)bp	0	0	0	0	0
(400)bp	0	0	0	0	0

_______

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

        As shown by the table above, increases in interest rates will result in declines in the Bank's net portfolio value based on OTS calculations as of December 31, 2001, primarily due to the Bank's significant holdings of long-term fixed-rate loans.

        Qualitative Analysis. Of our total loan portfolio at December 31, 2001, $58.1 million, or 98.0%, have fixed interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining, since these loans have yields that exceed our cost of funds. However, when interest rates increase, we have to pay more on our deposits and new borrowings, which adversely affects our interest rate spread. We attempt to minimize our risk to increasing interest rates as follows:

  Originating primarily fixed-rate mortgages with terms of 10 to 20 years;
  Originating three- to five-year balloon mortgages;
  Increasing our originations of consumer loans;
  Using fixed-rate, long-term borrowings to fund a portion of our fixed-rate assets;
  Increasing the amount of deposits in transaction accounts; and
  Purchasing short-term adjustable-rate securities.

        At December 31, 2001, our total loan portfolio includes (a) fixed-rate mortgages with terms of 10 to 30 years amounting to $40.4 million, or 68.0% of the portfolio, (b) three- to five-year balloon mortgages amounting to $7.2 million, or 12.1% of the portfolio, and (c) consumer loans amounting to $4.4 million, or 7.4% of the portfolio. These loans totaled $52.0 million, or 87.5% of the total loan portfolio, at December 31, 2001. Our consumer loans typically have higher interest rates than our real estate loans.

        FHLB advances with original maturities in excess of five years were $8.7 million, or 12.3% of total assets, at December 31, 2001. We expect to increase our long-term FHLB advances in the current interest rate environment. Deposits in transaction accounts were $17.2 million, or 24.4% of total assets, at December 31, 2001. Our transaction accounts generally have lower rates than our certificates of deposit and are considered a more stable source of funds than certificates of deposit.

        Our adjustable-rate securities at December 31, 2001 consisted of $1.2 million of mortgage-backed securities and a $3.0 million investment in a mutual fund which invests in adjustable-rate mortgages. A portion of the mutual fund's investments are in mortgage-backed securities that were privately issued and that are not insured or guaranteed by a federal agency. As a result, these investments by the mutual fund involve higher risk than the mortgage-backed securities owned directly by us.

        In addition, we had $1.2 million of adjustable-rate mortgages at December 31, 2001, representing 2.0% of the total loan portfolio and 1.7% of total assets. However, the Bank has not originated any new adjustable-rate mortgages in the last several years, as the borrowers in our market area prefer fixed-rate mortgages in the current interest rate environment.

Changes in Financial Condition

        Assets. Our total assets increased by $9.2 million, or 15.0%, to $70.6 million at December 31, 2001 from $61.4 million at December 31, 2000. The increase was primarily due to a $12.7 million, or 27.3%, increase in the net loan portfolio, as one- to four-family residential loans increased by $10.2 million, or 26.9%, and consumer loans increased by $347,000, or 8.5%, in 2001. Residential and consumer loans are the main lending products being emphasized by the Bank, and these loans accounted for over 80% of total loan originations in 2001 and over 70% in 2000. Total loan originations increased in both 2001 and 2000 due to the Bank's emphasis on growth and the favorable economic environment for the Bank's lending products.

        Commercial real estate and land loans increased in 2001. These loan categories aggregated $5.8 million, or 9.8%, of the total loan portfolio at December 31, 2001, compared to $3.3 million, or 7.0%, of the total loan portfolio at December 31, 2000. The net loan portfolio amounted to $59.3 million, or 84.0% of total assets at December 31, 2001, and we expect continued growth in the loan portfolio in 2002.

        Mortgage-backed securities amounted to $1.2 million, or 1.7% of total assets at December 31, 2001, compared to $1.8 million at December 31, 2000. All of our mortgage-backed securities are guaranteed by the Government National Mortgage Association. Mortgage-backed securities increase the quality of our assets by virtue of the guarantees that support them. In addition, mortgage-backed securities require fewer personnel and overhead costs than individual residential mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations. However, mortgage-backed securities typically yield less than individual residential mortgage loans.

Non-accruing loans totaled $291,000 and $156,000 at December 31, 2001 and 2000, respectively, or .49% and .33% of the total loan portfolio at such dates. The non-accruing loans at December 31, 2001 consisted of one- to four-family residential loans and consumer loans. All of the non-accruing loans at December 31, 2000 consisted of one-to-four-family residential loans. We had no real estate owned or troubled debt restructurings at such dates. At December 31, 2001, our allowance for loan losses amounted to $153,000, or .26% of the total loan portfolio and 52.6% of total non-accruing loans.

        Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $3.6 million, or 5.1% of total assets at December 31, 2001, compared to $3.4 million at December 31, 2000. The Bank's regulatory liquidity ratio amounted to 16.4% at December 31, 2001.

        Deposits. Our deposits increased by $6.1 million, or 13.3% in 2001 over 2000. The increase was due to increases in transaction accounts of $5.7 million, or 49.6%, in 2001. Certificates of deposit increased $372,000, or 1.1%. Total transaction accounts were $17.2 million, or 33.0% of total deposits, at December 31, 2001, compared to $11.5 million, or 25.0% of total deposits, at December 31, 2000. At December 31, 2001, $19.3 million, or 55.3%, of the total certificates of deposit mature in one year or less, and $8.1 million, or 23.2%, of the total certificates of deposit had balances of $100,000 or more. The Bank believes that it can adjust the interest rates offered on certificates of deposit to retain such funds to the extent desired and that it has adequate resources to fund withdrawals.

        Borrowings. FHLB advances increased from $8.2 million at December 31, 2000 to $11.2 million at December 31, 2001. This increase resulted from total assets increasing faster than total deposits. We anticipate that borrowings will continue to increase as deposit growth may not be sufficient to fund increases in total assets.

        Total Equity. Our total equity increased by $224,000, or 3.3%, in 2001 and amounted to $7.0 million, or 9.9% of total assets at December 31, 2001. The increase was due to $387,000 of net income which was partially offset by dividends of $87,000, stock repurchases of $104,000, and a small unrealized gain on securities available for sale, net of applicable deferred income tax. The unrealized gain was added to total equity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Results of Operations

        Net Income. Our net income increased by $36,000, or 10.3%, in 2001 over 2000. The increase in 2001 was primarily due to a $274,000, or 17.6%, increase in net interest income and a $65,000, or 56.0%, increase in noninterest income which was partially offset by an increase of $280,000, or 24.6%, in total noninterest expense. Net provision for loan loss in 2001 and 2000 was $0.

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

        The higher net interest income in 2001 was primarily due to a favorable local economy and a declining interest rate environment which enabled us to increase our loan portfolio. The average yield on interest-earning assets decreased and the average rates paid on deposits and borrowings also decreased. The interest rate environment increased the demand for loans in 2001, which resulted in a $7.9 million increase in the average loan portfolio. The increase in the loan portfolio exceeded the combined increase of $4.8 million in average deposits and $1.4 million in average borrowings.

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

	2001			2000
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars In Thousands)
Interest-earning assets:
Loans receivable(2)	$ 52,039	$ 3,994	7.68%	$ 44,097	$ 3,363	7.63%
Mortgage-backed securities	1,489	101	6.78	1,978	130	6.57
Investment securities(3)	5,767	326	5.65	8,142	557	6.84
Interest-earning deposits	3,881	184	4.74	1,673	131	7.83

Total interest-earning assets	63,176	4,604	7.29	55,890	4,181	7.48
Noninterest-earning assets	1,404			1,502

Total assets	$64,580			$57,392

Interest-bearing liabilities:
Deposits	$ 46,060	2,242	4.87	$ 41,219	2,170	5.26
FHLB advances	8,892	532	5.98	7,508	454	6.05

Total interest-bearing liabilities	54,952	2,774	5.05	48,727	2,625	5.39
Noninterest-bearing liabilities	2,850			1,967
Total liabilities	57,802			50,694
Stockholders' equity	6,883			6,698

Total liabilities and stockholders' equity	$ 64,685			$ 57,392

Net interest income; average interest rate spread		$ 1,830	2.24%		$ 1,556	2.09%

Net interest margin(4)			2.90%			2.79%

Average interest-earning assets to average interest-bearing liabilities			114.97%			114.70%

(1) At December 31, 2001, the weighted average yields earned and rates paid were as follows: loans receivable, 7.17%; mortgage-backed securities, 6.85%; investment securities, 6.75%; interest-earning deposits, 1.47%, total interest-earning assets, 6.87%; deposits, 3.73%; FHLB advances, 5.69%; total interest-bearing liabilities, 4.10%; and average interest rate spread, 2.77%.
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

	Year Ended December 31, 2001 vs. 2000
	Increase(Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans receivable	$ 25	$ 606	$ 631
Mortgage-backed securities	3	(32)	(29)
Investment securities(1)	(69)	(162)	(231)
Interest-earning deposits	(120)	172	52

Total interest-earning assets	(161)	584	423

Interest-bearing liabilities:
Deposits	(183)	254	71
FHLB advances	(6)	84	78

Total interest-bearing liabilities	(189)	338	149

Increase in net interest income	$ 28	$ 246	$ 274

______________

(1) Includes FHLB stock.

        Interest Income. Interest and fees on loans increased by $631,000, or 18.8%, in 2001 over 2000. The increase was primarily due to an increase in the average loan portfolio of $7.9 million, or 17.9%, in 2001. The increase in the average balance was primarily due to increases in one- to four-family residential loans, land loans and commercial real estate loans. The increase in the average loan portfolio resulted from an increase in loan personnel, and favorable market conditions for the loans offered by the Bank. The rate environment resulted in an increase in the average loan yield to 7.68% in 2001 from 7.63% in 2000.

        Interest on mortgage-backed securities decreased by $29,000, or 22.3%, in 2001 from 2000. The decrease was due to a decline of $489,000, or 24.7%, in the average balance and partially offset by an increase in the average yield to 6.78% in 2001 from 6.57% in 2000. Mortgage-backed securities have declined in recent years due to normal repayments and prepayments. We did not purchase any mortgage-backed securities in 2001 or 2000. We expect our mortgage-backed securities portfolio to continue to decline, as the Bank is emphasizing the origination of loans.

        Interest and dividends on investment securities, which consist of U.S. Government agency securities, FHLB stock, stock in other thrift holding companies, and mutual funds at December 31, 2001, decreased by $231,000, or 41.5%, in 2001 over 2000. The mutual funds invest in adjustable-rate mortgages and U.S. equities. The decrease was due to a decrease of $2.4 million, or 29.6%, in the average balance and a decrease in the average yield. A total of $7.5 million in agency securities matured and/or were called in 2001, which was offset by an increase of $2.0 million in mutual funds.

        Interest on interest-earning deposits in other institutions increased by $53,000, or 40.0% in 2001 from 2000. The increase was due to an increase of $2.2 million, or 129.4%, in the average balance in 2001. The average yield decreased to 4.74% in 2001 from 7.83% in 2000 due to lower interest rates.

        Total interest income increased by $423,000, or 10.1%, in 2001 over 2000. The increase was primarily due to an increase in the average loan portfolio. The average yield on total interest-earning assets decreased in 2001 to 7.29% from 7.48% in 2000 due to the lower interest rate environment.

        Interest Expense. Interest on deposits increased by $71,000, or 3.3% in 2001 over 2000. The increase was due to a $4.8 million, or 11.7%, increase in average deposits in 2001, and was offset by a decrease in the average rate paid to 4.87% in 2001 from 5.26% in 2000. The average balance of total deposits, including transaction accounts and certificates of deposit, increased in 2001, and the average rate paid on each type of deposits decreased in 2001 from 2000. While transaction accounts increased in 2001, certificates of deposit represent over 65% of total deposits at December 31, 2001. At December 31, 2001, $19.3 million, or 55.3%, of the Bank's total certificates of deposit are due in one year or less. Based upon historical experience, the Bank expects to retain a significant portion of these deposits. Noninterest-bearing checking accounts amounted to $3.0 million, or 5.8% of total deposits at December 31, 2001, compared to $1.3 million, or 2.8% of total deposits at December 31, 2000.

        FHLB advances totaled $11.2 million at December 31, 2001 compared to $8.2 million at December 31, 2000. The Bank increased its FHLB advances in 2001 both to fund increased loan demand and to help minimize its interest rate risk. All of the FHLB advances are fixed-rate borrowings and $8.7 million have original maturities in excess of five years. The Bank believes that the term of its FHLB advances approximates the average life of many of its fixed-rate loans, and the Bank expects to further increase its long-term FHLB advances in the prevailing interest rate environment. Interest on FHLB advances was $532,000 in 2001 compared to $454,000 in 2000.

        Total interest expense increased by $149,000, or 5.7%, in 2001 over 2000, as the average balance of total interest-bearing liabilities increased by $6.2 million, or 12.7%, in 2001. The average rate paid decreased to 5.05% in 2001 from 5.39% in 2000 due to a decline in interest rates.

        Net Interest Income. Net interest income increased by $274,000, or 17.6%, in 2001 over 2000, primarily due to an increase in net average interest-earning assets of $1.1 million, or 15.3%, in 2001 over 2000. In addition, the average interest rate spread increased to 2.24% in 2001 from 2.09% in 2000. The increased spread was due to a slight decrease in the average yield on interest-earning assets offset by a decrease in the average rate paid on interest-bearing liabilities.

        Provision for Loan Losses. Our provisions for loan losses were $0 in 2001 and 2000. The allowance for loan losses amounted to $153,000 at December 31, 2001, representing .26% of the total loan portfolio and 52.6% of total non-accruing loans on that date. At December 31, 2000, the allowance for loan losses was $170,000, or .36% of the total loan portfolio and 109.0% of total non-accruing loans. During 2001, construction, commercial real estate and land loans increased by an aggregate of $2.6 million, or 78.8%.

        One- to four-family residential loans increased by $10.2 million, or 26.9%, in 2001, and total non-accruing one- to four-family residential loans increased by $120,000, or 76.9%, from December 31, 2000 to December 31, 2001. We had $20,000 in charge-off loans in 2001 with $4,000 in recoveries. These loans consisted of two consumer automobile loans and two consumer unsecured loans.

        At December 31, 2001 and 2000, the Company believes that our allowance for loan losses is adequate. This is due to low historical losses, high collateral ratios for our mortgage loans, and modest levels of non-accruing and past due loans.

        Noninterest Income. The Bank earns insurance commissions on the sale of credit life and mortgage life insurance. The Bank acts as an agent for two different insurance companies. Insurance commissions were $7,300 in 2001 and $7,400 in 2000.

        Service charges on deposits increased to $34,400 in 2001 from $23,800 in 2000, primarily due to an increase in transaction accounts.

        Other miscellaneous income, which primarily consists of fees for certified checks, non sufficient funds, travelers' checks, stop payment orders, and late charges on loans, increased by $55,000, or 65.5%, in 2001 over 2000.

        FPB Insurance & Investments Inc., a bank owned subsidiary, was formed in 2000 and earns commissions from the sale of insurance and investment products, primarily mutual funds. Total revenue in 2001 was $5,000 and $0 in 2000.

        Total noninterest income increased by $66,000, or 56.9%, in 2001 over 2000, primarily due to the increase in service charges on deposit accounts and non sufficient fund fees.

        Noninterest Expense. Compensation and benefits increased by $140,000, or 22.5%, in 2001 over 2000. The increase in 2001 was due to the hiring of additional staff, normal salary increases, benefits, stock award benefits, and staff members reaching their one-year anniversary and becoming eligible to participate in the Bank's incentive bonus plan.

        Data processing expense increased by $30,000, or 35.3%, in 2001 over 2000 primarily due to the costs of servicing a larger more transaction oriented customer base. Professional fees increased in 2001 by $5,000, or 7.4%, primarily due to increased legal and accounting fees as a result of being a public company and preparing and filing various public reports.

        Advertising expense decreased by $5,000, or 9.3%, in 2001 over 2000.

        The Bank incurred $78,000 of State of Louisiana shares tax for 2001 compared to $46,000 in 2000. This was due to a late 2000 tax notice delivered in 2001 that covered $14,000 of the tax due for 2000.

        Deposit insurance premiums were $8,800 in 2001 compared to $8,400 in 2000.

        Other noninterest expense, which includes examination fees, check handling and processing, office supplies, telephone, postage, printing and other miscellaneous expenses, increased by $63,000, or 33.0%, in 2001 over 2000. This expense increase was attributed to increases in several categories of operating expenses.

        Total noninterest expense increased by $280,000, or 24.6%, in 2001 over 2000, due to increases in most categories of noninterest expense.

        Federal Income Tax Expense. The federal income tax expense increased in 2001 to $208,000 from $184,000 in 2000. Pre-tax income increased by $59,000, or 11.0%, in 2001 from 2000. For additional information, see Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

        In 2001, the OTS deleted the requirement that each savings institution maintain an average daily balance of liquid assets of at least 4% of its liquidity base. The OTS now requires savings institutions to maintain sufficient liquidity to ensure their safe and sound operation.

        Cash was generated by our operating activities in 2001 and 2000 primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of the provisions for depreciation, the FHLB stock dividends, and increases or decreases in various receivable and payable accounts. Our primary investing activities are the origination of loans, which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities. Investing activities used net cash in 2001 and 2000, primarily due to increases in the net loan portfolio and, in 2000, the purchase of $4.5 million in investment securities. The primary financing activities consist of deposits and FHLB advances. Financing activities provided net cash in 2001 and 2000 due to increases in both deposits and FHLB advances. Total cash and cash equivalents increased by $213,000 in 2001 and decreased by $1.4 million in 2000. Total cash and cash equivalents amounted to $3.6 million at December 31, 2001.

        At December 31, 2001, the Bank had outstanding commitments to originate $833,000 of one- to four-family residential loans, $200,000 of non-mortgage loans and $76,000 of undisbursed construction loans. In addition, as of December 31, 2001, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $19.3 million. The Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If the Bank requires funds beyond its internal funding capabilities, $12.9 million of advances from the FHLB of Dallas are available as are brokered deposits as an additional source of funds.

        If the Bank would experience unexpected withdrawal of deposits and require funds in addition to amounts available through brokered funds or the FHLB, the Bank would have several options available to raise funds by; selling either investment securities or loans or both; pledging investment securities or fixed assets or both as collateral for funds; sale and lease-back of fixed assets; issuing trust-preferred securities or common and or preferred stock.

        The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2001, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 8.14%, 8.14%, and 15.86%, respectively. See Notes to Consolidated Financial Statements.

        The Company's ratio of equity to assets is 9.9% at December 31, 2001. The Bank's ratio is 8.2% at December 31, 2001. In addition, the Bank is considered well-capitalized.

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

LaPorte, Sehrt, Romig & Hand

To the Board of Directors
FPB Financial Corp. and Subsidiary

Independent Auditor's Report

        We have audited the accompanying consolidated balance sheets of FPB FINANCIAL CORP. AND SUBSIDIARY as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPB FINANCIAL CORP. AND SUBSIDIARY at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

January 18, 2002
Metairie, Louisiana

A Professional Accounting Corporation
110 Veterans Memorial Blvd, Suite 200, Metairie, LA 70005-4958
724 East Boston Street, Covington, LA 70043

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,

	2001	2000

Cash and Non-Interest Earning Deposits	$ 432,258	$ 379,998
Interest-Earning Deposits in Other Depository Institutions	3,217,356	3,056,175

Total Cash and Cash Equivalents	3,649,614	3,436,173

Securities - Available-for-Sale	4,232,558	8,579,101
Securities - Held-to-Maturity	1,200,668	1,766,261
Federal Home Loan Bank Stock - At Cost	564,000	429,900
Loans, Net of Allowance for Loan Losses of $153,326 in 2001
and $170,000 in 2000	59,282,011	46,595,147
Accrued Interest Receivable	201,810	253,486
Premises and Equipment, Net	1,387,967	309,894
Other Assets	116,615	72,249

	$ 70,635,243	$ 61,442,211

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
Non-Interest Bearing Demand	$ 3,029,372	$ 1,287,010
Interest Bearing	49,073,114	44,759,870

Total Deposits	52,102,486	46,046,880

Interest Payable on Deposits	68,881	117,223
Federal Home Loan Bank Advances	11,200,000	8,200,000
Other Liabilities	260,179	298,685

Total Liabilities	63,631,546	54,662,788

STOCKHOLDERS' EQUITY
Preferred Stock $.01 Par Value, 2,000,000 Shares
Authorized, None Issued	-	-
Common Stock - $.01 Par Value, 5,000,000 Shares
Authorized, 331,355 Shares Issued and Outstanding	3,314	3,314
Additional Paid-in Capital	2,986,660	2,981,758
Unearned ESOP Stock	(203,908)	(224,298)
Unearned MRP Trust Stock	(131,243)	(136,602)
Treasury Stock, at Cost (11,200 Shares in 2001 and 2,700 Shares in 2000)	(132,421)	(28,354)
Retained Earnings	4,468,431	4,168,372
Accumulated Other Comprehensive Income (Loss)	12,864	15,233

Total Stockholders' Equity	7,003,697	6,779,423

Total Liabilities and Stockholders' Equity	$ 70,635,243	$ 61,442,211

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended
	December 31,

	2001	2000

INTEREST INCOME
Mortgage Loans and Fees	$ 3,674,467	$ 3,138,227
Loans on Deposits	83,356	75,953
Consumer Loans	235,885	148,749
FHLB Stock and Other Investment Securities, Available-for-Sale	326,064	556,963
Investment Securities, Held-to-Maturity	100,841	130,006
Demand Deposits	183,675	131,124

Total Interest Income	4,604,288	4,181,022

INTEREST EXPENSE
Deposits	2,241,496	2,170,136
Federal Home Loan Bank Advances	532,151	454,320

Total Interest Expense	2,773,647	2,624,456

Net Interest Income	1,830,641	1,556,566

PROVISION FOR LOAN LOSSES	-	-

Net Interest Income after
Provision for Loan Losses	1,830,641	1,556,566

NON-INTEREST INCOME
Insurance Commissions	7,318	7,373
Service Charges on Deposits	34,483	23,849
Other	139,617	84,450

Total Non-interest Income	181,418	115,672

NON-INTEREST EXPENSE
Compensation and Employee Benefits	762,489	622,831
Occupancy and Equipment	75,676	60,912
Data Processing	114,863	84,755
Professional Fees	73,558	68,382
Advertising	49,209	54,275
State Shares Tax	78,171	45,999
Federal Insurance Expense	8,800	8,386
Other	254,386	191,145

Total Non-interest Expense	1,417,152	1,136,685

INCOME BEFORE INCOME TAXES	594,907	535,553

INCOME TAXES EXPENSE	207,806	184,199

NET INCOME	$ 387,101	$ 351,354

EARNINGS PER SHARE - BASIC	$ 1.33	$ 1.17

EARNINGS PER SHARE - DILUTED	$ 1.33	$ 1.17

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended
	December 31,

	2001	2000

NET INCOME	$ 387,101	$ 351,354

OTHER COMPREHENSIVE INCOME, NET OF TAX
Unrealized Holding Gains Arising During the Period	4,922	47,737
Reclassification Adjustment for (Gains) included in
Net Income	(7,291)	(8,210)

Total Other Comprehensive Income	(2,369)	39,527

COMPREHENSIVE INCOME	$ 384,732	$ 390,881

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2001 and 2000

							Accumulated
		Additional	Unearned	Unearned			Other	Total
	Common	Paid-in	ESOP	MRP Trust	Treasury	Retained	Comprehensive	Stockholders'
	Stock	Capital	Stock	Stock	Stock	Earnings	Income (Loss)	Equity

BALANCE - January 1, 2000	$ 3,314	$ 2,979,557	$ (244,689)	$ -	$ -	$ 3,891,101	$ (24,294)	$ 6,604,989

Net Income 2000	-	-	-	-	-	351,354	-	351,354

Common Stock Acquired by Management
Retention Plan Trust	-	-	-	(136,602)	-	-	-	(136,602)

Purchase of Treasury Stock	-	-	-	-	(28,354)	-	-	(28,354)

Other Comprehensive Income (Loss),
2000, Net of Tax
Unrealized Gain (Loss) on Investment
Securities - Available-for-Sale	-	-	-	-	-	-	39,527	39,527

Dividends Declared and Paid	-	-	-	-	-	(74,083)	-	(74,083)

ESOP Shares Released for Allocation	-	2,201	20,391	-	-	-	-	22,592

BALANCE - December 31, 2000	3,314	2,981,758	(224,298)	(136,602)	(28,354)	4,168,372	15,233	6,779,423

Net Income 2001	-	-	-	-	-	387,100	-	387,100

Common Stock Acquired by Management
Retention Plan Trust	-	-	-	(11,543)	-	-	-	(11,543)

Distribution of Stock for Management
Retention Plan Trust	-	(198)	-	16,902	-	-	-	16,704

Purchase of Treasury Stock	-	-	-	-	(104,067)	-	-	(104,067)

Other Comprehensive Income (Loss),
2001, Net of Tax
Unrealized Gain (Loss) on Investment
Securities - Available-for-Sale	-	-	-	-	-	-	(2,369)	(2,369)

Dividends Declared and Paid	-	-	-	-	-	(87,041)	-	(87,041)

ESOP Shares Released for Allocation	-	5,100	20,390	-	-	-	-	25,490

BALANCE - December 31, 2001	$ 3,314	$ 2,986,660	$ (203,908)	$ (131,243)	$ (132,421)	$ 4,468,431	$ 12,864	$ 7,003,697

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended
	December 31,

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 387,100	$ 351,354

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities
Depreciation	38,024	31,791
Deferred Tax Provision (Credit)	29,283	(11,422)
ESOP Contribution	25,292	25,476
RRP Expense	16,926	12,529
Stock Dividends on Federal Home Loan Bank Stock	(18,600)	(31,500)
Discount Accretion of Investments - Available-for-Sale	(11,045)	(12,439)
Premium Amortization on Investment Securities -
Held-to-Maturity	4,846	3,466
Changes in Operating Assets and Liabilities
Accrued Interest Receivable	51,676	(138,211)
Other Assets	(44,366)	(27,262)
Interest Payable on Deposits	(48,342)	70,078
Other Liabilities	(66,570)	108,136
Deferred Loan Origination and Commitment Costs	(36,964)	(19,282)

Total Adjustments	(59,840)	11,360

Net Cash Provided by Operating Activities	327,260	362,714

CASH FLOWS FROM INVESTING ACTIVITIES
Loan Originations and Principal Collections, Net	(12,649,900)	(5,787,202)
Additions to Premises and Equipment	(1,116,097)	(136,509)
Purchase of Federal Home Loan Bank Stock	(115,500)	(31,200)
Purchase of Investment Securities - Available-for-Sale	(3,146,000)	(4,505,325)
Maturities of Investment Securities - Available-for-Sale	7,500,000	-
Principal Payments from Investment Securities - Held-to-Maturity	560,747	395,948

Net Cash Used in Investing Activities	(8,966,750)	(10,064,288)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of Treasury Stock	(104,067)	(28,354)
Purchase of Stock for Management Retention Plan	(11,567)	(136,602)
Net Increase in Deposits	6,055,606	6,593,167
Advances from Federal Home Loan Bank	3,000,000	2,000,000
Dividends Paid on Common Stock	(87,041)	(74,083)

Net Cash Provided by Financing Activities	8,852,931	8,354,128

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	213,441	(1,347,446)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,436,173	4,783,619

CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,649,614	$ 3,436,173

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For The Years Ended
	December 31,

	2001	2000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest	$ 2,821,989	$ 2,554,378
Income Taxes	198,600	132,127
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	(3,588)	59,889

The accompanying notes are an integral part of these financial statements.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

          FPB Financial Corp. (the Company) is a Louisiana bank holding company in Hammond, Louisiana. The Company's subsidiary is Florida Parishes Bank (the Bank) which has been in continuous operation since 1922 and represents virtually all of the operations and net income of the Company. During 2000, the Bank established and incorporated FPB Insurance and Investments, Inc., (FPBII) which is wholly-owned by the Bank.

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

BASIS OF PRESENTATION AND CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Florida Parishes Bank and its subsidiary, FPB Insurance and Investments, Inc. All significant intercompany balances and transactions have been eliminated.

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

INVESTMENT SECURITIES - AVAILABLE-FOR-SALE

          Investment securities include U.S. Government Agency bonds, a mutual fund that invests in adjustable rate mortgages, a stock market index mutual fund, and common stock in a local bank. They are classified as available-for-sale and are consequently carried at fair market value. Realized gains and losses on the sale of investment securities are recorded on the trade date and are determined using first-in, first-out or weighted average methods. Unrealized gains and losses are recognized as other comprehensive income or loss.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES - HELD-TO-MATURITY

          Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. At December 31, 2001 and 2000, investment securities classified as "held-to-maturity" consisted of participation certificates issued by the Government National Mortgage Association (GNMA).

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

INCOME TAXES

          The Company and its wholly-owned subsidiary file a consolidated Federal income tax return. Each entity will pay its pro rata share of income taxes in accordance with a written-tax sharing agreement.

          Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

ADVERTISING COSTS

          Advertising costs are charged to operations as incurred. Advertising costs were $46,882 and $54,275 for the years ended December 31, 2001 and 2000, respectively.

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

          Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment and Disposal of Long-Lived Assets, is a replacement of SFAS 121. This statement provides accounting and reporting standars for the recognition and measurment of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by abandonment or sale. This statement requires that long-lived assets (excluding goodwill) to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires a probability-weighted cash flow estimation approach, and introduces a "primary-asset" approach to determine the cash flow estimation period. In addition, this statement requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell, and includes accounting guidance for disposal of a segment of a business that is considered to be a discontinued operation. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B

     SECURITIES - AVAILABLE-FOR-SALE

          The amortized costs and fair values of securities - available-for-sale, with gross unrealized gains and losses, follows:

	Securities Available-For-Sale

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 2001	Cost	Gains	Losses	Value

U.S. Government Agency Bonds	$ 998,414	$ 16,895	$ -	$ 1,015,309
Mutual Funds:
Adjustable Rate Mortgage Portfolio	3,000,000	2,054	-	3,002,054
Stock Market Index Fund	63,027	-	6,682	56,345
Marketable Equity Securities	151,625	8,225	1,000	158,850

	$ 4,213,066	$ 27,174	$ 7,682	$ 4,232,558

	Securities Available-For-Sale

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 2000	Cost	Gains	Losses	Value

U.S. Government Agency Bonds	$ 7,487,237	$ 29,052	$ -	$ 7,516,289
Mutual Fund:
Adjustable Rate Mortgage Portfolio	1,000,000	-	10,009	989,991
Stock Market Index Fund	30,527	-	2,706	27,821
Marketable Equity Securities	38,125	6,875	-	45,000

	$ 8,555,889	$ 35,927	$ 12,715	$ 8,579,101

          The following is a summary of maturities of debt securities - available-for-sale as of December 31, 2001:

	Amortized	Fair
	Cost	Value

Due in One Year or Less	$ 998,414	$ 1,015,309
Due From One to Five Years	-	-
Due From Five to Ten Years	-	-
Due After Ten Years	-	-

	$ 998,414	$ 1,015,309

At December 31, 2001, a Federal Home Loan Bank bond with a carrying value of $619,052 was pledged to secure public deposits in excess of $100,000.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C

     SECURITIES - HELD-TO-MATURITY

     The amortized costs and fair values of securities - held-to-maturity, with gross unrealized gains and losses, follows:

Securities Held-to-Maturity

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
December 31, 2001	Cost	Gains	Losses	Value

GNMA Participation Certificates	$ 1,200,668	$ 24,338	$ -	$ 1,225,006

December 31, 2000

GNMA Participation Certificates	$ 1,766,261	$ 11,363	$ 5,945	$ 1,771,679

 The following is a summary of maturities of securities - held-to-maturity as of December 31, 2001:

	Amortized	Fair
	Cost	Value

Due in One Year or Less	$ 4,061	$ 4,137
Due From One to Five Years	-	-
Due From Five to Ten Years	-	-
Due After Ten Years	1,196,607	1,220,869

	$ 1,200,668	$ 1,225,006

          The amortized costs and fair value of mortgage-backed securities - held-to-maturity are presented by contractual maturity in the preceding tables. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

          One of the adjustable rate GNMA participation certificates with a carrying value of $131,641 and a market value of $133,743 as of December 31, 2001 is pledged to secure a local public entity's deposits in excess of $100,000.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D

LOANS

          Loans receivable at December 31, 2001 and 2000 are summarized as follows:

	December 31,

	2001	2000

Loans Secured by First Mortgages on Real Estate
Secured by One-to-Four Family Residences	$ 48,068,251	$ 37,914,560
Construction (1)	261,500	1,500,627
Commercial Real Estate	3,835,000	2,375,000
Land	2,001,000	898,000

Total First Mortgage Loans	54,165,751	42,688,187

Consumer Loans
Loans Secured by Savings	1,287,532	1,049,109
Second Mortgages and Home Equity Loans	1,064,000	1,648,000
Automobile	1,387,778	899,000
Unsecured	414,061	288,698
Other	263,326	184,000

Total Consumer Loans	4,416,697	4,068,807

Commerical Loans
Secured, Other than Mortgages	357,000	277,000
Unsecured	450,000	107,000

Total Commercial Loans	807,000	384,000

	59,389,448	47,140,994

Loans in Process	(76,111)	(460,883)
Allowance for Loan Losses	(153,326)	(170,000)
Net Deferred Loan Origination Costs	122,000	85,036

Loans, Net	$ 59,282,011	$ 46,595,147

(1) Consists solely of one-to-four family residential construction loans.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D

LOANS (Continued)

The following is a classification of loans by rate and maturity (in thousands):

	2001	2000

Fixed Rate Loans:
Maturing in One Year or Less	$ 4,378	$ 4,469
Maturing Between One and Five Years	13,238	9,159
Maturing Between Five and Ten Years	24,179	8,171
Maturing After Ten Years	16,348	23,591

Total Fixed Rate Loans	58,143	45,390

Variable Rate Loans:
Maturing in One Year or Less	-	-
Maturing Between One and Five Years	47	42
Maturing Between Five and Ten Years	647	66
Maturing After Ten Years	552	1,643

Total Variable Rate Loans	1,246	1,751

Total Loans	$ 59,389	$ 47,141

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2001	2000

Balance at Beginning of Year	$ 170,000	$ 170,000
Provision Charged to Income	-	-
Losses Charged-off	(20,424)	-
Recoveres Credited to Allowance	3,750	-

Balance at End of Year	$ 153,326	$ 170,000

        Loans for which impairment had been recognized totaled $291,287 and $155,839 at December 31, 2001 and 2000, respectively. The valuation allowance related to impaired loans amounted to $14,214 and $7,792 at December 31, 2001 and 2000, respectively. The amount of interest income that would have been recorded on impaired loans at December 31, 2001 and 2000 was $8,566 and $3,653, respectively.

        The Bank is not committed to lend additional funds to debtors whose loans are on nonaccrual status, or loans that have been modified in troubled debt restructurings, at December 31, 2001.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D

LOANS (Continued)

        Loans receivable includes activity and account balances for the years ended December 31, 2001 and 2000 to directors, executive officers, and their immediate families as follows:

	Year Ended
	December 31,

	2001	2000

Balance at Beginning of Year	$ 340,395	$ 678,864
Additional Borrowings	726,936	199,674
Loan Repayments	(324,464)	(538,143)

Balance at End of Year	$ 742,867	$ 340,395

        Related party loans are primarily first mortgage real estate loans.

NOTE E

ACCRUED INTEREST RECEIVABLE

        Accrued interest receivable at December 31, 2001 and 2000 consists of the following:

	2001	2000

Loans Receivable	$ 183,630	$ 129,217
Investment Securities, Held-to-Maturity	6,930	11,047
Investment Securities, Available-for-Sale	11,250	113,222

	$ 201,810	$ 253,486

NOTE F

PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Costs:
Land	$ 1,167,991	$ 67,652
Building	405,456	405,456
Furniture, Fixtures and Equipment	282,530	266,155

	1,855,977	739,263
Less: Accumulated Depreciation	(468,010)	(429,369)

	$ 1,387,967	$ 309,894

Depreciation expense for the years ended December 31, 2001 and 2000 was $38,024 and $31,791, respectively.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G

DEPOSITS

Deposits at December 31, 2001 and 2000 are summarized as follows:

	2001		2000

	Amount	%	Amount	%

Passbook Savings - Year End Interest Rate
of 1.49% in 2001 and 2.00% in 2000	$ 1,281,123	2.46	$ 898,140	1.95

Money Market Accounts - Regular - Year End
Year End Interest Rates of 2.00% in 2001
and 3.00% in 2000	1,485,680	2.85	1,259,136	2.73

Money Market Accounts - Super - Year End
Year End Interest Rates of 2.05% in 2001
and 4.00% in 2000	973,115	1.87	782,714	1.70

	2,458,795	4.72	2,041,850	4.43

Checking Accounts - Interest-Bearing NOW
Accounts - Year End Interest Rates of
1.00% in 2001 and 2.25% in 2000	1,722,725	3.31	1,476,227	3.21

Interest-Max Accounts - Year End Weighted
Average Interest Rates of 2.13% in 2001
and 5.52% in 2000	8,714,370	16.73	5,819,244	12.64

Non-Interest Bearing Accounts	3,029,372	5.81	1,287,010	2.79

	13,466,467	25.85	8,582,481	18.64

Certificates of Deposit - Year End Weighted
Average Interest Rates of 4.64% in 2001
and 6.19% in 2000	34,896,101	66.98	34,524,409	74.98

	$ 52,102,486	100.00	$ 46,046,880	100.00

        The weighted average interest rate on all deposit accounts at December 31, 2001 and 2000 was 3.56% and 5.49%, respectively.

        The aggregate amount of jumbo certificates of deposit with a minimum balance of $100,000 was approximately $8,073,000 and $7,526,000 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G

DEPOSITS (Continued)

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

Year Ended December 31,

2002	$19,250,748
2003	9,216,595
2004	3,191,947
2005	366,981
2006	2,267,130
After 2006	602,700

Total	$34,896,101

        The Company held deposits of $550,902 and $646,906 for related parties at December 31, 2001 and 2000, respectively.

NOTE H

BORROWINGS

        Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized in 2001 and 2000 was $532,151 and $454,320, respectively.

        Advances consisted of the following at December 31, 2001 and 2000, respectively:

Contract Rate	Advance Total

	2001	2000

4.00% to 4.99%	$3,100,000	$100,000
5.00% to 5.99%	4,550,000	4,550,000
6.00% to 6.99%	2,050,000	2,050,000
7.00% to 7.99%	1,500,000	1,500,000

	$11,200,000	$8,200,000

        Maturities of Advances at December 31, 2001 for each of the five years and thereafter follows:

Year Ended
December 31,	Amount

2002	$2,000,000
2003	500,000
2004	1,700,000
2005	2,400,000
2006	4,200,000
After 2006	400,000

Total	$11,200,000

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I

INCOME TAXES

        The provision for income taxes for 2001 and 2000 consists of the following:

	2001	2000

Current	$178,304	$172,559
Deferred (Benefit)	29,502	11,640

	$207,806	$184,199

The components of the net deferred tax liability at December 31, 2001 and 2000 are as follows:
	2001	2000

Deferred Tax Assets:
Management Recognition Plan	$3,456	$4,260
Employee Stock Ownership Plan	1,986	997
Allowance for Loan Losses	52,131	57,800
Accrued Interest on Deposits	23,420	39,855
Deferred Buy Down Fees	11,034	-
Total Deferred Tax Assets	92,027	102,912
Deferred Tax Liabilities:
FHLB Stock Dividends	(71,400)	(65,076)
Bad Debt Adjustment	(17,421)	(26,132)
Deferred Loan Costs/Fees	(41,480)	(28,912)
Other	(23,595)	(15,159)
Net Unrealized Gain on Securities
Available-for-Sale	(6,628)	(7,847)
Total Deferred Tax Liabilities	(160,524)	(143,126)
Net Deferred Tax Liability	$(68,497)	$(40,214)

The provision for Federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

	Years Ended December 31

	2001		2000

	Amount	Effective Rate %	Amount	Effective Rate %

Tax at Statutory Rate	$202,268	34.00	$182,088	34.00
Other	5,538	0.93	2,111	0.39

	$207,806	34.93	$184,199	34.39

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I

INCOME TAXES (Continued)

        Included in retained earnings at December 31, 2001 and 2000 is $502,945 in bad debt reserves for which no deferred Federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current income tax rate. The unrecorded deferred liability on these amounts was approximately $171,000 for December 31, 2001 and 2000, respectively.

NOTE J

COMPREHENSIVE INCOME

        Comprehensive income was comprised of changes in the Company's unrealized holding gains and losses on securities available-for-sale during 2001 and 2000. The components of comprehensive income and related tax effects are as follows:
	2001	2000
Unrealized Holding Gains (Losses) on
Securities Available-for-Sale	$7,457	$72,328
Reclassification Adjustment for Losses
(Gains) Realized in Income	(11,047)	(12,439)
Net Unrealized Gains (Losses)	(3,590)	59,889
Tax (Expense) Benefit	1,221	(20,362)
Net of Tax Amount	$(2,369)	$39,527

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

        The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by FPB Financial Corp., but the shares pledged as collateral are reported as unearned ESOP shares on the balance sheets. As shares are released from collateral, the Company reports compensation equal to the fair market value of the shares. ESOP compensation expense was $26,040 and $25,476 for the years ended December 31, 2001 and 2000, respectively. Any excess or deficit of fair value over or under the cost of the ESOP shares released is recorded in the equity section of the balance sheets as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the balance sheets as a contra equity account.

        The ESOP shares as of December 31, 2001 and 2000 were as follows:

	2001	2000
Allocated Shares	4,654	2,051
Shares Committed to be Released	2,496	2,603
Unreleased Shares	19,658	21,854
Total ESOP Shares	26,808	26,508
Fair Value of Unreleased Shares	$275,212	$248,589

Additional shares were acquired by the ESOP through dividends received from the Company.

NOTE L

     MANAGEMENT RECOGNITION AND RETENTION PLAN

          On April 25, 2000, the shareholders of the Company approved the establishment of the Management Recognition and Retention Plan (the Plan) as an incentive to retain personnel of experience and ability in key positions. As shares are acquired for the Plan, the purchase price of these shares is recorded as a contra equity account. As the shares are distributed, the contra equity account is reduced.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L

MANAGEMENT RECOGNITION AND RETENTION PLAN (Continued)

          Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan, with the first 20% to be vested on the one-year anniversary of the date of grant. If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned. The cost associated with the plan is based on a share price of $10.50, which represents the market price of the stock as of the date on which the plan shares were granted. This cost is being recognized over five years. For the years ended December 31, 2001 and 2000, compensation expense pertaining to the plan was $16,727 and $12,529, respectively.

A summary of the changes in stock pertaining to the Plan follows:

	Unawarded	Awarded
	Shares	Shares
Balance at January 1, 2000	-
Purchased by Plan	12,250	-
Granted	(7,954)	7,954
Forfeited	-	-
Earned and Issued	-	-
Balance at December 31, 2000	4,296	7,954
Purchased by Plan	1,000	-
Granted	-	-
Forfeited	-	-
Earned and Issued	-	(1,591)
Balance at December 31, 2001	5,296	6,363

NOTE M

PENSION PLAN

          During 1999, the Company adopted a Simple IRA Plan (the Pension Plan) effective January 1, 1999. The Pension Plan was subsequently terminated in 2001. The Pension Plan covered all employees who earned at least $5,000, during the year. The maximum employee contribution was 100% of compensation up to $6,000. The Company's contribution was based on matching 100% of the first 3% of salary deferral elected by each eligible employee. For the years ended December 31, 2001 and 2000, expense attributable to the Pension Plan amounted to $-0- and $11,806.

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

          The Company accounts for the stock option plan under the guidance of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. No compensation costs has been recognized in the financial statements of the Company since the exercise option price cannot be less than the fair value of the underlying common stock at the date of the grant. However, SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of the compensation cost for stock-based incentives granted after January 31, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:
	2001	2000
Net Income (In thousands)
As Reported	$ 387,101	$ 351,354
Pro forma	364,818	340,528
Earnings per Share
As Reported
Basic	1.33	1.17
Diluted	1.33	1.17
Pro Forma
Basic	1.25	1.14
Diluted	1.25	1.14

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 2001, respectively: dividend yield of 2.40% for both years; expected volatility of 38.1% and 11.7%; risk-free interest rate of 6.50% and 4.50%; and expected lives of 10.0 years for all options.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N

STOCK OPTION PLAN (Continued)

        A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:
	2001		2000

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price

Outstanding at Beginning of Year	26,803	$ 10.53	-	$ -
Granted	1,000	14.00	26,803	10.53
Exercised	-	-	-	-
Forfeited	-	-	-	-

Outstanding at End of Year	27,803	10.65	26,803	10.53

Options Exercisable at Year-end	8,959		3,574

Weighted-Average Fair Value of
Options Granted During the Year	$ 2.65		$ 4.59

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

			Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/01	Life	Price	at 12/31/01	Price

$10.50 to $11.50	26,803	8.4 years	$ 10.53	8,934	$ 10.53
$14.00	1,000	9.9 years	14.00	25	14.00

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

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

        At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2001	2000
Commitments to Grant Loans	$1,498,000	$388,000
Undisbursed Construction Loans	76,000	1,040,000
Unfunded Commitments Under
Lines of Credit	400,000	1,237,000
Standby Letters of Credit	64,000	62,000

NOTE P

COMMITMENTS AND CONTINGENCIES

          The Chief Executive Officer and the Executive Vice-President of the Company serve under employment contracts that due to expire on June 30, 2004. The contracts cover compensation and termination.

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

          Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), tangible capital to adjusted total assets (as defined), and tangible equity to adjusted total assets (as defined). As of December 31, 2001, the Bank meets all of the capital requirements to which it is subject and is deemed to be well capitalized.

          The actual and required capital amounts and ratios applicable to the Bank represented in the table below, including a reconciliation of capital under generally accepted accounting principles (GAAP) to such amounts reported for regulatory purposes.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q

 REGULATORY MATTERS

					To be Well
					Capitalized for
			Minimum For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

December 31, 2001	Ratio	Amount	Ratio	Amount	Ratio	Amount

Total Equity, and Ratio to Total Assets	8.15	$ 5,737

Unrealized Gains on
Securities Available-for-Sale		(12)
Tangible Capital, and Ratio
to Adjusted Total Assets	8.14	$ 5,725	1.5%	$ 1,056

Tier 1 (Core) Capital,
and Ratio to Adjusted Total Assets	8.14	$ 5,725	3.0%	$ 2,111	5.0%	$ 3,518

Tier 1 (Core) Capital,
and Ratio to Risk-Weighted Assets	15.48	$ 5,725			6.0%	$ 4,222

Allowance for Loan Losses		153
Equity Investment		(15)

Total Risk-Based Capital, and
Ratio to Risk-Weighted Assets	15.86	$ 5,863	8.0%	$ 2,958	10.0%	$ 3,698

Total Assets		$ 70,380

Adjusted Total Assets		$ 70,368

Risk-Weighted Assets		$ 36,975

					To be Well
					Capitalized for
			Minimum For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

December 31, 2000	Ratio	Amount	Ratio	Amount	Ratio	Amount

Total Equity, and Ratio to Total Assets	8.71	$ 5,299

Unrealized Gains on
Securities Available-for-Sale		(12)
Tangible Capital, and Ratio
to Adjusted Total Assets	8.69	$ 5,287	1.5%	$ 912

Tier 1 (Core) Capital,
and Ratio to Adjusted Total Assets	8.69	$ 5,287	3.0%	$ 1,825	5.0%	$ 3,041

Tier 1 (Core) Capital,
and Ratio to Risk-Weighted Assets	18.31	$ 5,287			6.0%	$ 3,650

Allowance for Loan Losses		170
Equity Investment		(15)

Total Risk-Based Capital, and
Ratio to Risk-Weighted Assets	18.85	$ 5,442	8.0%	$ 2,310	10.0%	$ 2,887

Total Assets		$ 60,840

Adjusted Total Assets		$ 60,828

Risk-Weighted Assets		$ 28,870

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

        The estimated fair value of financial instruments were as follows (in thousands):

	As of December 31,

	2001		2000

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial Assets
Cash and Non-Interest Earnings Deposits	$ 432	$ 432	$ 380	$ 380
Interest-Earning Deposits in Other
Depository Institutions	3,217	3,217	3,056	3,056
Investment Securities	5,434	5,458	10,345	10,351
Loans Receivable, Net	59,282	59,317	46,595	46,407
FHLB Stock	564	564	430	430
Accrued Interest Receivable	202	202	253	253
Other Assets	15	15	15	15

Financial Liabilities:
Deposits	$ 52,102	$ 52,398	$ 46,047	$ 45,954
Advances from FHLB	11,200	11,012	8,200	8,160
Interest Payable on Deposits	69	69	117	117

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

     The following significant methods and assumptions were used by the Company in estimating the fair value of financial instruments.

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

Deposits

          SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook, and money market accounts, represented approximately 33% and 25% of total deposits at December 31, 2001 and 2000, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

          The carrying amount of accrued interest payable on deposits approximates its fair value.

Advances from Federal Home Loan Bank

          The fair value of fixed rate borrowings are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments

     Off-balance-sheet financial instruments include commitments to extend credit and undisbursed lines of credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2001 and 2000. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note O.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S

ADOPTION OF PLAN OF CONVERSION

          On December 8, 1998, the Board of Directors of Florida Parishes Homestead Association adopted a Plan of Conversion (the Plan), which proposed the conversion of the Association from a Louisiana-chartered mutual savings and loan association to a federally-chartered stock savings bank to be known as "Florida Parishes Bank" (the Bank, in its mutual or stock form, as the sense of the reference requires) and the concurrent issuance of its capital stock to FPB Financial Corp. (the newly formed Holding Company). As an interim step in the conversion, the Association first converted to a federally-chartered mutual savings bank known as "Florida Parishes Bank", effective February 23, 1999, in advance of the common stock offering.

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

NOTE T

DIVIDENDS DECLARED

          The Company declared and paid dividends of $.275 and $.225 per share during 2001 and 2000, respectively. Under Federal regulations, the Company may not declare or pay cash dividends on its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for liquidity.

NOTE U

EARNINGS PER SHARE

          Earnings per share are computed using the weighted average number of shares outstanding, which was 291,810 in 2001 and 299,515 in 2000.

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V

     PARENT COMPANY FINANCIAL STATEMENTS

The financial statements for FPB Financial Corp. (Parent Company Only) are presented below:

FPB FINANCIAL CORP.
CONDENSED FINANCIAL CONDITION
(Dollar in Thousands)

ASSETS

	December 31,

	2001	2000

Cash	$ 1,017	$ 883
Securities Available -for-Sale	217	575
Investment in Bank Subsidiary	5,737	5,299
Accrued Interest Receivable	-	10
Deferred Taxes	23	13
Due from Bank Subsidiary	14	5

Total Assets	$ 7,008	$ 6,785

LIABILITIES AND STOCKHOLDERS' EQUITY

Deferred Tax Liabilities	$ -	$ 2
Other Liabilities	4	4

Total Liabilities	4	6

Stockholders' Equity	7,004	6,779

Total Liabilities and Stockholders' Equity	$ 7,008	$ 6,785

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V

PARENT COMPANY FINANCIAL STATEMENTS (Continued)

FPB FINANCIAL CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Dollar in Thousands)

	For the Years Ended
	December 31,

	2001	2000

INTEREST INCOME
Dividend from Florida Parishes Bank	$ -	$ 500
Interest on Securities - Available-for -Sale	26	34
Interest on ESOP Note	17	18

Total Income	43	552

EXPENSES
Operating Expenses	111	91

INCOME BEFORE EQUITY IN UNDISTRIBUTED
NET INCOME OF FLORIDA PARISH BANK	(68)	461

EQUITY IN UNDISTRIBUTED NET INCOME OF
FLORIDA PARISHES BANK	432	(123)

NET INCOME BEFORE INCOME TAXES	364	338

INCOME TAX BENEFIT	23	13

NET INCOME	$ 387	$ 351

FPB FINANCIAL CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V

PARENT COMPANY FINANCIAL STATEMENTS (Continued)
FPB FINANCIAL CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Dollar in Thousands)

	For the Years Ended
	December 31,

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 387	$ 351
Adjustments to Reconcile Net Income to Net
Cash (Used in) Provided by Operating Activities
Equity in Undistributed Net Income of Subsidiary	(432)	123
Decrease in Accrued Interest Receivable	9	1
Decrease (Increase) in Prepaid Income Taxes	5	(5)
Increase In Deferred Tax Assets	(10)	(13)
Increase in Due from Subsidiary	(14)	-
Decrease in Due to Subsidiary	-	(12)
Decrease in Income Taxes Payable	-	(5)
Increase in Other Liabilities	-	4

Net Cash (Used in) Provided by Operating Activities	(55)	444

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Mutual Fund Stock	(32)	(31)
Purchase of Marketable Equity Securities	(114)	-
Proceeds from Maturity of Debt Securities	500	-
Payments on ESOP Shares	21	20

Net Cash Provided by (Used in) Investing Activities	375	(11)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of Treasury Stock	(104)	(28)
Purchase of Stock for MRP	(12)	(137)
Proceeds Received from Subsidiary on MRP Stock Distribution	17	-
Dividends Paid	(87)	(74)

Net Cash Used in Financing Activities	(186)	(239)

NET INCREASE IN CASH	134	194

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	883	689

CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,017	$ 883

FLORIDA PARISHES BANK

DIRECTORS	OFFICERS	STAFF

Bill Bowden	Fritz W. Anderson II	Dana Corkern
Chairman	President & CEO	Barbara Wright
Willie Iwanczyk
Richard Inge	G.Wayne Allen	Claudette Bardwell
Director	Senior Vice President	Rhonda Jubin
Patty Durio
Wilbert Hutchinson	Sandra Hendon	Aneesah Richardson
Director	Vice President/Financial &	Jamie Vicaro
	Regulatory Reporting	Sharon Addison
Dan Durham		Cindy Lauderdale
Director	Ronnie Morales
	Vice President/Operations& Compliance	OFFICE LOCATION
Susan McKneely
Director		300 West Morris Avenue
	Terry Tompkins	Hammond, LA 70403
Dean Hughes	Vice President/
Director	Lending Officer
SUBSIDIARY
Fritz W. Anderson II	Walter Hutchinson
Director	Vice President/	FPB Insurance & Investments, Inc.
Lending Officer
G. Wayne Allen		Dana Corkern
Director	Donna Beauchamp	Registered Investment
	Asst. Vice President/	Representative
On Line Coordinator

Diane Vitrano
Administrative Assistant

FPB FINANCIAL CORP.

DIRECTORS	OFFICERS	OFFICE LOCATION

Bill Bowden	Fritz W. Anderson II	300 West Morris Avenue
Chairman	President & CEO	Hammond, LA 70403

Richard Inge	G.Wayne Allen	Transfer Agent and Registrar
Director	Senior Vice President
Registrar & Transfer Company
Wilbert Hutchinson	Sandra Hendon	10 Commerce Drive
Director	Vice President/Financial &	Cranford, New Jersey 07016
Regulatory Reporting
Dan Durham
Director	Ronnie Morales	Information Requests
Vice President/Operations
Susan McKneely	& Compliance	Request for copies of Form
Director		10-QSB or Form 10-KSB should
be made to:
	Diane Vitrano	Sandra Hendon
Fritz W. Anderson II	Administrative Assistant	FPB Financial Corp.
Director		300 West Morris Avenue
Hammond, LA 70403
G. Wayne Allen
Director

Stock Information

The company's stock is traded on the OTC Bulletin Board under the symbol FPBF. The following table presents information regarding the trading range of the Company's shares of common stock for the previous two years.

	2001			2000

	High	Low	Dividend	High	Low	Dividend

Quarter Ended:
March 31	$11.94	$11.38	$0.0625	$10.50	$9.50	$0.05
June 30	$12.00	$11.75	$0.0625	$13.50	$10.25	$0.05
September 30	$12.60	$11.67	$0.075	$11.375	$10.875	$0.0625
December 31	$14.00	$12.50	$0.075	$11.50	$11.375	$0.0625

FPB

FPB Financial Corp.

Post Office Box 99 • Hammond, Louisiana 70404
Phone (985) 345-1880 • Fax (985) 345-1586